

CINTAS CORP
RE. 5/31/05

We Deliver



Success



CINTAS® THE SERVICE PROFESSIONALS

2005 Annual Report

Restroom Supply Service

For many businesses, the frontline of reputation includes the public restroom. One survey found that most people would avoid visiting an establishment if they found the restroom unsanitary or in need of repair. Customers want to know restrooms are clean and well stocked. Again, Cintas delivers.

With a Cintas Restroom Supply program, The Service Professionals visit customers regularly to check and refill hand soap dispensers, paper supplies and air fresheners. We also manage auto flush units, seat sanitizers and feminine hygiene systems.

We offer a wide range of Sanis products to meet a wide range of restroom needs. Customers have no inventory investment, no hassles and can rest easy on restroom care.



First Aid & Safety

Cintas First Aid & Safety is the largest van-delivered first aid and safety provider in the nation. We deliver a full range of workplace safety and emergency products, and also deliver specialized expertise.

Our service representatives are trained to be a safety resource to customers. We provide first aid, CPR, AED training and, we are versed in OSHA general industry standards. We offer on-site training for our customers to further facilitate compliance and enhance safety.

Our products are simple to use, saving time and even lives during emergencies. In carefully managing first aid supplies and training, Cintas, very simply, saves lives.



Fire Protection Service

One of Cintas' newest business areas is our Fire Protection Service. Through this service, we regularly visit business customers to inspect, repair and recharge portable fire extinguishers, kitchen fire suppression systems and emergency lighting systems.

This is a critical service. State and national safety standards, as well as insurance regulations, require such inspections. Functional fire safety equipment is a must for all organizations.

Cintas is a trusted name in managing the details of business services, details that could lead to a disaster if they are somehow overlooked. Our commitment to professionalism and experience in all aspects of workplace safety make compliance easy and reliable.



Document Management

Cintas Document Management provides security for businesses. We keep sensitive information out of the wrong hands, helping customers adhere to regulations, reduce risk and prevent identity theft.

We offer two distinct services: document destruction and document storage. Our document destruction service provides options such as on-site or off-site shredding. Service can be daily, weekly, monthly, quarterly or as needed. A detailed consultation further helps maximize security.

Cintas document storage offers hard-copy storage and retrieval services, medical records storage, imaging services and climate controlled vaults for computer data. Our facilities are safe and secure, keeping customers safe and secure as well.



In working to exceed our customers' expectations through every business unit, we deliver service; we deliver success.


CINTAS
THE SERVICE PROFESSIONALS

Uniform Rental

Although today's Cintas is more broadly based than ever before, Uniform Rental remains the largest component of our business. Uniforms help businesses project a crisp, consistent image and add to customers' sense of security. At the same time, uniforms boost morale and create team spirit.

We have the largest selection of colors and styles in the industry, and manage every detail of the program. We measure. We clean. We repair. We replace. We deliver. Every week, we visit customers to pick up soiled garments and deliver fresh uniforms.

Our uniforms are designed with the customer in mind. Comfort and durability are woven into every garment. With a rental program, convenience is, too.



Uniform Sales

Organizations needing apparel that is both high fashion and high function often buy uniforms from Cintas rather than renting them. Workers in the hospitality, healthcare, transportation, gaming and entertainment industries all wear the Cintas label in grand style.

Hospitals and hotels, cruise lines and coffee shops, airlines and even the U.S. Naval Academy are among our uniform sales customers.

We can create a custom look or outfit customers from our broad, existing product line. Either way, customers benefit from the experience of an in-house design team that is recognized as the best in the business. For more than 10 consecutive years, Cintas designers have earned design excellence honors with "Image of the Year" awards.



Floor Mat Service

More than 80 percent of dust and dirt in buildings is tracked in on the shoes of people who visit. Cintas entry mats stop grime and dirt in their tracks, and The Service Professionals keep things fresh and clean.

The Cintas Dust Control program offers customers a variety of mats, mops and towels. Cintas owns the products and maintains them, regularly visiting customers to pick up soiled items and deliver clean ones.

Our program not only controls dust, but also controls maintenance costs, helping to protect floors and surfaces. Our specialty mats provide additional protection to reduce slips, trips and fatigue. And our customized logo products enhance brand awareness while also enhancing the overall image of the facility.



We Deliver Service. Uniforms. First aid and safety products. Floor mats, dust mops and towels. Restroom supplies. Document management. Corporate identity. Positive image. Value. Results. Cintas delivers all of these things and more. Efficiently. Effectively. Reliably.

Table of Contents


CINTAS
THE UNIFORM PEOPLE

Uniform Rental



Uniform Sales

Restroom Supply Service

Floor Mat Service





First Aid & Safety




INSTRUCTIONS

Fire Protection Service


CINTAS
1-513-489-4712
SECURITY CONTAINER

Document Management

FISCAL 2005 Accomplishments

Financial, expansion and achievement highlights for fiscal year 2005 for Cintas Corporation.

Financial

36th consecutive year of uninterrupted growth in sales and profits.

Our research shows Wal-Mart is the only public company that has achieved a longer-standing record.

REVENUE was a record $3.07 BILLION

Up 9 percent

Achieved record profits of $301 MILLION

Up 10 percent

Increased dividends by 10 percent

Mergent calls Cintas a "Dividend Achiever," a distinction given to the top 2.5 percent of all dividend-paying companies.

Expansion



Cintas continued to grow markets, customers, services and efficiencies during fiscal year 2005. Over the course of the year, we:

- **Opened** 5 new Uniform Rental facilities,
- **Launched** 480 new routes, raising our total number to over 6,000 as of May 31, 2005,
- **Acquired** Document Management operations in 8 new cities; Cintas Document Management is now available in 57 of the 150 largest markets in America,
- **Acquired** Fire Protection operations in 8 new cities; Cintas now offers this service in 23 of the 50 largest markets in America,
- **Rolled** out Six Sigma problem-solving methodology across the entire company, resulting in improved measurement as well as improved processes.

Achievements



Cintas is a proven performer and has earned a strong reputation as a caring corporate citizen. In fiscal 2005, Cintas was:

- **Named** "Most Admired Company" in the diversified outsourcing industry, according to *FORTUNE*, for the 2nd consecutive year,
- **Ranked** among "America's Most Admired Companies," per *FORTUNE*, for the 5th consecutive year,
- **Highlighted** as one of the "World's Most Attractive Big Public Companies For Investors," according to *Forbes* magazine,
- **Recipient** of top uniform design "Image of the Year" honors for the 11th consecutive year,
- **Named** "Best Uniform Supplier" to the Food Industry by *Food Processing* magazine,
- **Honored** for donating more than 6 million pounds of humanitarian aid to people around the world and for donating more than $2.3 million in clothing and financial aid to tsunami victims,
- **Recognized** by United Way for outstanding service to the community,
- **Ranked** as one of "Oregon's Top Employers" for the 5th consecutive year,
- **Named** one of the "Best Employers" in British Columbia,
- **Received** "Service Partnership Award" from Chesterfield County, VA, for excellence in hiring, accommodating and servicing individuals with disabilities.

Financial Highlights

(In thousands except per share and percentage data)	Years Ended May 31				
	2005	% Change	2004	% Change	2003
Operating Results					
Revenue	$3,067,283	9%	$2,814,059	5%	$2,686,585
Gross Profits	1,304,759	10%	1,186,492	6%	1,119,208
Net Income	300,518	10%	272,205	9%	249,253
Financial Condition					
Total Assets	$3,059,744	9%	$2,810,297	9%	$2,582,946
Shareholders' Equity	2,104,135	11%	1,887,969	15%	1,646,332
Working Capital	810,063	14%	708,557	24%	572,705
Per Share Data					
Net Income (Diluted)	$ 1.74	10%	$ 1.58	9%	$ 1.45
Shareholders' Equity (Book Value)	12.33	12%	11.02	14%	9.65
Dividends	0.32	10%	0.29	7%	0.27


Revenue (1)
(in millions)
1,103
1,262
1,477
1,752
1,902
2,161
2,271
2,687
2,814
3,067
96 97 98 99 00 01 02 03 04 05


10-Year Compound Growth – Revenue
(in percent)
Average
19.4
17.8
19.3
21.8
20.9
21.0
18.9
19.5
18.3
17.4
96 97 98 99 00 01 02 03 04 05

(Source: Based on financial data as originally reported by Cintas Corporation before restatement for pooling of interests transactions.)

Each bar represents the compound annual growth rate for the 10 years ended, for each year presented. For example, the compound annual growth rate for the 10 years ended May 31, 2005, is 17.4%.


Net Income (Pro Forma) (1)
(in millions)
94
113
129
139
193
222
234
249
272
301
96 97 98 99 00 01 02 03 04 05


Earnings Per Share (Pro Forma Diluted) (1)
(in dollars)
.60
.71
.79
.82
1.14
1.30
1.36
1.45
1.58
1.74
96 97 98 99 00 01 02 03 04 05

(1) Eleven Year Financial Summary (Page 25)



"No longer just the leading uniform company in the industry, Cintas, The Service Professionals, now leads the way with a broad range of products and services delivered to a broader range of customers."

Scott D. Farmer
President and Chief Executive Officer

Fellow Shareholders:

Cintas Corporation delivered another year of record-setting sales and profits in fiscal 2005. It was our 36th consecutive year of such growth; Wal-Mart is the only public company to match that, according to our research.

Our company's long line of growth is a fine testament to The Service Professionals — the men and women who live our culture and follow our principal objective. In constantly working to maximize the long-term value of Cintas for its shareholders and working partners by exceeding customers' expectations, Cintas is delivering success.

Building Strength

The numbers tell part of the story. During fiscal 2005, Cintas' revenue increased 9 percent to $3.07 billion, with profits rising 10 percent to $301 million. Earnings per diluted share grew 10 percent to $1.74.

We added new plants, locations and products in each of our business services. Cintas in fiscal 2005 was 60 percent larger than the size of Cintas in fiscal 2000, a reflection of the many new ways we now deliver service. No longer just the leading uniform company in the industry, Cintas, The Service Professionals, now leads the way with a broad range of products and services delivered to a broader range of customers.

As our offerings increase, so does our business. Today, Cintas provides products and services to more than 700,000 business customers, or approximately 5 percent of the total number of businesses in the United States and Canada.

In fiscal 2005, Rentals revenue grew 6.8 percent on an organic basis and Other Services revenue grew 4.4 percent on an organic basis. Despite higher energy costs, gross margins improved to 42.5 percent from 42.2 percent in fiscal 2004. We also continued to strengthen our balance sheet. Debt to total capitalization declined to 18 percent at May 31, 2005, compared with 20 percent at May 31, 2004. Shareholders' equity reached $2.1 billion versus $1.9 billion in fiscal 2004.

Building Expertise

The numbers, however, are just the beginning. Behind our solid financial results are smart investments in our future. We aim to deliver long-term success and that requires long-term commitment to building our expertise. We continue to invest in Six Sigma methodology, in safety, in research and development, in technology, in material handling processes and in new service offerings.

We also continue to invest in our workforce. In fiscal 2005, our number of partners, as we call our employees at Cintas, grew to approximately 30,000 people. And, we supported those partners with 69,000 hours of training. A renewed focus on cross-selling and increasing our sales force not only had a positive impact in fiscal 2005, but also set the stage for ongoing top-line growth.

Our company, meanwhile, continues to receive accolades that confirm our commitment to service and success. In fiscal 2005, this list of recognitions included being:

- Named "Most Admired Company" in the diversified outsourcing industry, according to *FORTUNE*, for the 2nd consecutive year,
- Ranked among "America's Most Admired Companies," per *FORTUNE*, for the 5th consecutive year,
- Highlighted as one of the "World's Most Attractive Big Public Companies for Investors," according to *Forbes* magazine.

Building Value

None of these accomplishments would be possible without the work of our dedicated partners. We appreciate their commitment and reward them with competitive wages and benefits, including a stock ownership program, making them true partners in our business as we build sustained shareholder value.

A stock repurchase program can also be an excellent tool to enhance shareholder value. In fiscal 2005, our Board of Directors authorized a repurchase of up to $500 million of Cintas common stock at market prices. Through July 22, 2005, Cintas has purchased approximately 3.9 million shares of Cintas stock at an average price of $39.27 per share for a total purchase price of approximately $154 million, with the shares to be reserved for general corporate purposes and acquisitions.

Dividends, too, reward shareholders, and Cintas has increased shareholder dividends each year since 1983, the year we began trading publicly. Since going public, dividends have increased at a compound annual growth rate of 27 percent.

Building Integrity

We take very seriously our commitment to shareholders and to conducting our business with transparency and integrity. We have created a new position, Vice President of Corporate Compliance, at the officer level to ensure we are in compliance with the increasingly complex regulations that are part of corporate life today.

In August, we will post our Supplier Code of Conduct report on our Web site (www.cintas.com), and already have posted the charters for our Audit, Compensation, and Nominating and Corporate Governance committees of our Board of Directors. Additionally, investors can find our Corporate Governance guidelines and Code of Ethics on our Web site.

We will continue to look for opportunities to improve the flow of information so that you, our shareholders, know and understand what is happening at your company.



Scott Farmer Dick Farmer Bob Kohlhepp

Building Our Future

Advancing your understanding is what this report is all about. Our theme this year is "We Deliver Success." In the pages that follow, we describe how we do that. Very simply, in delivering service, opportunity, knowledge and efficiency, we deliver success.

This is a great time to be in our business. With an improving economy and wider product offerings, more and more businesses are adding Cintas to their teams. Opportunity is everywhere, and we are poised to seize it.

- First, we have a growth mindset at Cintas.
- Second, we have a vast field presence and the distribution capabilities to match our vision.
- Third, we constantly strive for improvement. Even now, we are examining our company's structure to make sure we have the right selling and services processes, techniques and training in place to fully leverage our products and services.
- Finally, and most importantly, all of us at Cintas share an unwavering commitment to achieving our principal objective. We're in this together for the good of our shareholders, our working partners and our customers.

This is the legacy of Cintas. This is the culture of Cintas. This is the future of Cintas.

We deliver success, and we have full confidence that we will continue to deliver it over the long-term.

Scott D. Farmer
President and CEO

Richard T. Farmer
Chairman of the Board and Founder

Robert J. Kohlhepp
Vice Chairman of the Board


CINTAS
THE UNIFORM PEOPLE
Mobile
Shredding
Unit
CINTAS
FIRST AID
TRAINING

We Deliver

OPPORTUNITY

At Cintas, our goal is to deliver a product or service to every business in North America. That is our vision. That is our opportunity.

And clearly, opportunity is everywhere.

- While more than 5 million people each day go to work in a Cintas uniform, 36 million more workers are employed in jobs that are conducive to wearing a Cintas uniform.
- While we sell more than 120 million bandages each year, the potential first aid and safety market is $2 billion.
- While we have more than 1.7 million floor mats in service, more than 14 million businesses in the U.S. and Canada could use our facility services.
- While we have 540,000 restroom dispensers in use across the U.S. and Canada – including soap, paper, air fresheners, tissues and seat sanitizers – the market for our Sanis products is growing ever more attractive. The average business has 2 restrooms, each with the potential to use 10 dispensers.





We excel with each new opportunity to deliver a product or service.



Faith Bonniwell Kyle Wunderlich Helen Weiss Todd Schneider



Jillian Sepate


CINTAS

Although uniforms remain the core of our business, today's Cintas is more broadly based than ever before. In fact, more than 50 percent of our customers now rely on Cintas for something other than uniforms. This represents a great opportunity for Cintas, our working partners and our shareholders.

OPPORTUNITY

Uniform Rental	Document Management	Restroom Supply Service	Fire Protection Service
Uniform Sales	Floor Mat Service	First Aid & Safety	CINTAS.





Delivering products, delivering service, delivering opportunity

We Deliver

KNOWLEDGE

Cintas service starts with our people, who we call partners. Our culture is reflected in the work of every Cintas partner, and our culture is what makes Cintas The Service Professionals.

Our commitment to professionalism is evident in how we present ourselves and our company. It is evident in how we treat each other, how we treat customers and how we treat prospects.

It is also evident in our record of growth. The Service Professionals provide what customers need to make their workplaces cleaner, safer, more pleasant and more efficient. All of our newer business divisions are an outgrowth of this attention to detail and focus on service.


CINTAS
THE SERVICE PROFESSIONALS



Brent Schafer, Document Management



Ken Giessler, National Account Sales Division

KNOWLEDGE

In building our company, we build our ranks with focus. Our corporate officers have more than 150 collective years of experience. Our leadership team works hard to identify, motivate, retain and reward talent. We look for people who are honest, competitive, enthusiastic and thorough. For people who share our corporate culture. For people who do things right and do the right thing.

The knowledge we deliver and the people who deliver it are our service advantage.

We trained more than 80,000 of our customers' employees in safety and emergency response this year.



Jason Stanton Bill Cronin Carolina Maurer Joe O'Gorman



Matt Mundey














www.cintas.com

We Deliver

EFFICIENCY

Quality service needs quality infrastructure. Again, Cintas delivers.

- 30,000 working partners
- 6,000 delivery routes
- 381 operations
- 7 state-of-the-art distribution centers

With over 700,000 different customers and more than 5 million workers wearing a Cintas uniform, getting the right product to the right person at the right time is more important than ever. Technology and training make it possible. At the same time, we invest in processes such as Six Sigma to further improve efficiency, thereby reducing costs and increasing customer satisfaction.


socket
DELL
AXIM
Launcher
CINTAS
Tap the screen to start the First Aid application
X50v

We are advancing our work on radio-frequency identification technology, or RFID. RFID is used in tracking and sorting materials. This technology creates a new world of service and accountability for Cintas, and we are excited by the prospects.

ENVIRONMENTAL ACHIEVEMENTS



'e continued our progress toward our goal of 90 percent r greater water reuse at our laundry facilities; in fiscal 2005, we :cycled up to 70 percent of the wash water used at our perations, helping to preserve natural resources.

'e invested $4 million in technology and initiatives to ·ssen our impact on the environment.

'e were honored for wastewater compliance in multiple ities, including Dallas, Texas; Ontario, California; and ichmond, Virginia.



Our goal is to exceed our customers' expectations.



Rashawn Merchant Joe DeBord Sandra Moore Katy Fink

Efficiency, however, is not an end in itself. It is, rather, another important means to achieving our principal objective, which is to maximize the long-term value of Cintas for its shareholders and working partners by exceeding our customers' expectations.

In the 1st year of using Six Sigma methodology, we were able to:

- reduce inventory levels 20 percent
- cut backorders by 75 percent
- increase customer satisfaction 40 percent



Marc Throckmorton

We Deliver

SUCCESS

Cintas delivers success to our customers, to our partners and to our shareholders.

- To our 700,000 customers, we deliver a crisp, professional, secure image and a safe, clean work environment.
- To our 30,000 partners, we deliver a culture of opportunity, a tradition of excellence and rewards.
- To our tens of thousands of shareholders, we consistently deliver increasing sales, profits and dividends.





SUCCESS

We deliver success to communities by being a good corporate citizen. Examples include:

- Working with our partners to create "Operation: Cintas Cares," a comprehensive relief program that generated more than $2.3 million in clothing and financial aid for the victims of the tsunami tragedy in Asia.

- Donating more than 6 million pounds of aid to help more than 1 million people via Matthew 25: Ministries, a non-profit humanitarian aid organization headquartered in Cincinnati, Ohio.

  Through a significant grant, helping to establish the "Cintas Humanitarian Aid Processing Center" at Matthew 25: Ministries. The new facility will store, process and ship every donation – from every company or individual – made to Matthew 25: Ministries for humanitarian relief.

- Working with our partners to create our "Clothe the Kids Program." Since 2003, Cintas partners have donated more than 290,000 articles of children's clothing to help the needy around the world.

- Creating the "ReviveR Provider AED Police Grant Program." This lifesaving program puts automated external defibrillators into the hands of trained police officers, often the first to respond to a cardiac emergency.

We've delivered 36 consecutive years of sales and profit growth.





Tara Arnold



Amy Walker Larry Hill Nancy Pugh Dave Pollak

- 247 UNIFORM RENTAL OPERATIONS
- 61 FIRST AID BUSINESS CENTERS
- 15 GARMENT MANUFACTURING PLANTS
- 7 DISTRIBUTION CENTERS
- 28 FIRE PROTECTION FACILITIES
- 23 DOCUMENT MANAGEMENT OPERATIONS

Serving the Needs of North America

Our vision is to provide a service to every business in North America. We believe we are well-positioned to do that. We are confident in our future and in our ability to grow.





Lydia Rambo Ginger Yahne Leroy Harris Tanya Welch Rich Oakes


CINTAS

Uniform Rental Service	There are 147 million workers in the United States and Canada. Based on the jobs they perform, 41 million could be in a uniform rental program. Our distribution network puts 93 percent of them within reach.	$12 Billion Potential Market
Uniform Sales	Our ability to design unique looks for customers with specialized needs gives Cintas a competitive edge. Our full line of promotional products opens additional doors to image management.	$10 Billion Potential Market
Floor Mat Service	We believe Cintas is the largest company offering dust control services with mats, mops and towels. With 1.7 million mats in service, and state-of-the-art technology tracking them, we have the room and the relationships to grow.	$5 Billion Potential Market
Restroom Supply Service	There are approximately 14 million businesses in the United States and Canada, and most have at least 2 restrooms. Opportunity is tremendous both within our existing customer base and outside it.	$3 Billion Potential Market
First Aid & Safety	OSHA requires businesses of all kinds to have first aid supplies on hand. Cintas First Aid & Safety service to these businesses opens the door for new relationships and new cross-selling prospects.	$2 Billion Potential Market
Fire Protection Service	After just 2 years in the business, Cintas is the second-largest fire protection company in America. Government safety regulations combined with Cintas' expertise in safety management signal opportunity ahead.	$2.5 Billion Potential Market
Document Management	With today's regulatory environment, nearly every business needs this service. We have the will and the capability to thrive. After just 3 years, we already are serving more than a third of the largest 150 cities.	$8 Billion Potential Market
	TOTAL	$42.5 Billion Potential Market

Eleven Year Financial Summary

(In thousands except per share and percentage data)

Years Ended May 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	**2005**	10-Year Compd Growth
Revenue	$929,534	1,103,492	1,261,899	1,476,945	1,751,568	1,901,991	2,160,700	2,271,052	2,686,585	2,814,059	3,067,283	12.7%[3]
Net Income	$ 85,413	98,956	118,557	133,654	138,939	193,387	222,451	234,251	249,253	272,205	300,518	13.4%
Pro Forma Net Income[1]	$ 80,752	94,151	112,763	128,704	138,939	193,387	222,451	234,251	249,253	272,205	300,518	14.0%
Basic EPS	$ 0.55	0.64	0.75	0.83	0.84	1.16	1.32	1.38	1.46	1.59	1.75	12.3%
Diluted EPS	$ 0.55	0.63	0.75	0.82	0.82	1.14	1.30	1.36	1.45	1.58	1.74	12.2%
Pro Forma Basic EPS[1]	$ 0.52	0.61	0.72	0.80	0.84	1.16	1.32	1.38	1.46	1.59	1.75	12.9%
Pro Forma Diluted EPS[1]	$ 0.51	0.60	0.71	0.79	0.82	1.14	1.30	1.36	1.45	1.58	1.74	13.1%
Dividends Per Share	$ 0.07	0.09	0.10	0.12	0.15	0.19	0.22	0.25	0.27	0.29	0.32	16.4%
Total Assets	$816,508	996,046	1,101,182	1,305,400	1,407,818	1,581,342	1,752,224	2,519,234	2,582,946	2,810,297	3,059,744	14.1%
Shareholders' Equity	$481,654	553,701	650,603	756,795	871,423	1,042,876	1,231,315	1,423,759	1,646,332	1,887,969	2,104,135	15.9%
Return on Average Equity[2]	18.1%	18.2%	18.7%	18.3%	17.1%	20.2%	19.6%	17.6%	16.2%	15.4%	15.1%	
Long-Term Debt	$164,332	237,550	227,799	307,633	283,581	254,378	220,940	703,250	534,763	473,685	465,291	

Note: Results prior to March 24, 1999, have been restated to include Unitog Company.
Results prior to April 8, 1998, have also been restated to include Uniforms To You Companies.

(1) Results for 1998 and prior years were adjusted on a pro forma basis to reflect the true tax impact of Uniforms To You as if it had been reported as a C Corporation prior to the merger with Cintas.

(2) Return on average equity using pro forma net income.

(3) Represents the 10-year compound annual growth rate based on revenue as restated for pooling of interests transactions noted above. Please refer to the graph below for the 10-year compound annual growth rates in revenue based on financial data, as originally reported by Cintas Corporation, before restatement for pooling of interests transactions.

10-Year Compound Growth – Revenue



(in percent)
Average
19.4
17.8
19.3
21.8
20.9
21.0
18.9
19.5
18.3
17.4
96
97
98
99
00
01
02
03
04
05

(Source: Based on financial data as originally reported by Cintas Corporation before restatement for pooling of interests transactions.)

Each bar represents the compound annual growth rate for the 10 years ended, for each year presented. For example, the compound annual growth rate for the 10 years ended May 31, 2005, is 17.4%.

Consolidated Statements of Income

(In thousands except per share data)	**2005**	2004	2003
	Years Ended May 31		
Revenue:			
Rentals	$2,363,397	$2,201,405	$2,101,785
Other services	703,886	612,654	584,800
	3,067,283	2,814,059	2,686,585
Costs and expenses (income):			
Cost of rentals	1,295,992	1,222,638	1,173,666
Cost of other services	466,532	404,929	393,711
Selling and administrative expenses	810,232	727,618	695,437
Interest income	(6,914)	(2,650)	(2,905)
Interest expense	24,448	25,101	30,917
Write-off of loan receivable	—	4,343	—
	2,590,290	2,381,979	2,290,826
Income before income taxes	476,993	432,080	395,759
Income taxes	176,475	159,875	146,506
Net income	$ 300,518	$ 272,205	$ 249,253
Basic earnings per share	$ 1.75	$ 1.59	$ 1.46
Diluted earnings per share	$ 1.74	$ 1.58	$ 1.45
Dividends declared and paid per share	$ .32	$ .29	$ .27

See accompanying notes.

Consolidated Balance Sheets

(In thousands except share data)	As of May 31 2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 43,196	$ 87,357
Marketable securities	266,232	166,964
Accounts receivable, principally trade, less allowance of $9,891 and $8,354, respectively	326,896	285,592
Inventories, net	216,412	188,688
Uniforms and other rental items in service	305,450	298,247
Prepaid expenses	8,358	7,395
Total current assets	1,166,544	1,034,243
Property and equipment, at cost, net	817,198	785,310
Goodwill	889,538	805,441
Service contracts, net	146,596	144,664
Other assets, net	39,868	40,639
	$3,059,744	$2,810,297
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 69,296	$ 53,451
Accrued compensation and related liabilities	38,710	31,804
Accrued liabilities	166,428	146,226
Income taxes:		
Current	32,864	36,640
Deferred	41,883	47,042
Long-term debt due within one year	7,300	10,523
Total current liabilities	356,481	325,686
Long-term debt due after one year	465,291	473,685
Deferred income taxes	133,837	122,957
Shareholders' equity:		
Preferred stock, no par value:		
100,000 shares authorized, none outstanding	—	—
Common stock, no par value:		
425,000,000 shares authorized		
2005: 172,127,502 shares issued and 170,658,601 shares outstanding		
2004: 171,377,679 shares issued and outstanding	114,171	94,569
Retained earnings	2,035,992	1,790,547
Treasury stock:		
2005: 1,468,901 shares		
2004: 0 shares	(58,204)	—
Other accumulated comprehensive income (loss):		
Foreign currency translation	13,507	4,474
Unrealized loss on derivatives	(1,331)	(1,621)
Total shareholders' equity	2,104,135	1,887,969
	$3,059,744	$2,810,297

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(In thousands)	Common Stock		Retained Earnings	Other Accumulated Comprehensive Income (Loss)	Treasury Stock		Total Shareholders' Equity
	Shares	Amount			Shares	Amount	
Balance at May 31, 2002	169,930	$ 66,508	$1,365,136	$ (7,885)	—	$ —	$1,423,759
Net income	—	—	249,253	—	—	—	249,253
Equity adjustment for foreign currency translation	—	—	—	9,290	—	—	9,290
Change in fair value of derivatives	—	—	—	732	—	—	732
Comprehensive income, net of tax							259,275
Dividends	—	—	(46,003)	—	—	—	(46,003)
Effects of acquisitions	74	2,800	(315)	—	—	—	2,485
Stock options exercised net of shares surrendered	596	5,699	—	—	—	—	5,699
Tax benefit resulting from exercise of employee stock options	—	1,117	—	—	—	—	1,117
Balance at May 31, 2003	170,600	76,124	1,568,071	2,137	—	—	1,646,332
Net income	—	—	272,205	—	—	—	272,205
Equity adjustment for foreign currency translation	—	—	—	47	—	—	47
Change in fair value of derivatives	—	—	—	669	—	—	669
Comprehensive income, net of tax							272,921
Dividends	—	—	(49,634)	—	—	—	(49,634)
Effects of acquisitions	274	11,550	(95)	—	—	—	11,455
Stock options exercised net of shares surrendered	504	5,868	—	—	—	—	5,868
Tax benefit resulting from exercise of employee stock options	—	1,027	—	—	—	—	1,027
Balance at May 31, 2004	171,378	94,569	1,790,547	2,853	—	—	1,887,969
Net income	—	—	300,518	—	—	—	300,518
Equity adjustment for foreign currency translation	—	—	—	9,033	—	—	9,033
Change in fair value of derivatives	—	—	—	290	—	—	290
Comprehensive income, net of tax							309,841
Dividends	—	—	(54,968)	—	—	—	(54,968)
Effects of acquisitions	289	12,818	(105)	—	—	—	12,713
Stock options exercised net of shares surrendered	461	4,621	—	—			4,621
Tax benefit resulting from exercise of employee stock options	—	2,163	—	—	—	—	2,163
Stock repurchases	—	—	—	—	(1,469)	(58,204)	(58,204)
Balance at May 31, 2005	172,128	$114,171	$2,035,992	$12,176	(1,469)	($58,204)	$2,104,135

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands)	2005	2004	2003
	Years Ended May 31		
Cash flows from operating activities:			
Net income	$300,518	$272,205	$249,253
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	119,813	117,285	115,320
Amortization of deferred charges	28,362	25,974	27,741
Deferred income taxes	4,191	15,839	7,648
Change in current assets and liabilities, net of acquisitions of businesses:			
Accounts receivable	(36,317)	(488)	4,044
Inventories	(26,321)	48,033	(36,406)
Uniforms and other rental items in service	(7,168)	2,744	(24,013)
Prepaid expenses	(892)	246	2,597
Accounts payable	15,727	(3,223)	(6,648)
Accrued compensation and related liabilities	6,906	6,552	(3,734)
Accrued liabilities	12,444	4,429	(9,851)
Income taxes payable	(3,050)	20,113	4,736
Net cash provided by operating activities	414,213	509,709	330,687
Cash flows from investing activities:			
Capital expenditures	(140,727)	(112,888)	(115,019)
Proceeds from sale or redemption of marketable securities	102,997	48,078	23,790
Purchase of marketable securities	(202,265)	(189,622)	(4,752)
Acquisitions of businesses, net of cash acquired	(109,076)	(101,654)	(37,173)
Other	(1,663)	12,282	(3,068)
Net cash used in investing activities	(350,734)	(343,804)	(136,222)
Cash flows from financing activities:			
Repayment of long-term debt	(10,575)	(68,764)	(172,891)
Stock options exercised	4,621	5,868	5,699
Dividends paid	(54,968)	(49,634)	(46,003)
Repurchase of common stock	(58,204)	—	—
Other	11,486	1,743	10,341
Net cash used in financing activities	(107,640)	(110,787)	(202,854)
Net (decrease) increase in cash and cash equivalents	(44,161)	55,118	(8,389)
Cash and cash equivalents at beginning of year	87,357	32,239	40,628
Cash and cash equivalents at end of year	$ 43,196	$ 87,357	$ 32,239

See accompanying notes.

Notes to Consolidated Financial Statements

(Amounts in thousands except per share and share data)

1. Significant Accounting Policies

Business description. Cintas Corporation (Cintas) provides highly specialized services to businesses of all types throughout North America. Cintas designs, manufactures and implements corporate identity uniform programs, provides entrance mats, shop towels, restroom supplies, promotional products, first aid, safety and fire protection products and services and document management services for over 700,000 businesses.

Cintas classifies its businesses into two operating segments: Rentals and Other Services. The Rentals operating segment designs and manufactures corporate identity uniforms, which it rents to its customers. Other items, including entrance mats, shop towels and restroom supplies, are also rented or sold to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to customers, as well as the sale of ancillary products and services. These ancillary products and services include first aid, safety and fire protection products and services, document management services and cleanroom supplies. These services are provided throughout the United States and Canada to businesses of all types — from small service manufacturing companies to major corporations that employ thousands of people.

Principles of consolidation. The consolidated financial statements include the accounts of Cintas and its subsidiaries. Intercompany balances and transactions have been eliminated.

Use of estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Financial results could differ from those estimates.

Revenue recognition. Rental revenue is recognized when services are performed and other services revenue is recognized either when services are performed or when products are shipped and the title and risks of ownership pass to the customer. Cintas also establishes an estimate of allowances for uncollectible accounts when revenue is recorded.

Cost of rentals. Cost of rentals consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms, mats, shop towels and other rental items. The Rentals segment inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and other costs of distribution are included in the cost of rentals.

Cost of other services. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses. The Other Services segment inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and other costs of distribution are included in the cost of other services.

Selling and administrative expense. Selling and administrative expense consists primarily of sales labor and commissions, management labor, payroll taxes, medical expense, insurance expense, legal costs and amortization of intangibles.

Cash and cash equivalents. Cintas considers all highly liquid investments with a maturity of three months or less, at date of purchase, to be cash equivalents.

Marketable securities. All marketable securities are comprised of debt securities and classified as available-for-sale. The majority of these debt securities are obligations of state and political subdivisions.

Accounts receivable. Accounts receivable are comprised of amounts owed through product shipments and are presented net of an allowance for uncollectible accounts. This allowance is an estimate based on historical rates of collectibility. An uncollectible accounts provision is recorded for overdue amounts, beginning with a nominal percentage and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Rentals and Other Services segments because of differences in customers served and the nature of each business segment. When an account is considered uncollectible, it is written off against this allowance.

Inventories. Inventories are valued at the lower of cost (first-in, first-out) or market. Substantially all inventories represent finished goods.

Uniforms and other rental items in service. These items are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom and flame resistant garments) are amortized over their useful life of eighteen months. Other rental items including shop towels, mats, cleanroom garments, flame resistant garments, linens and restroom dispensers are amortized over their useful lives of eight to forty-eight months.

Property and equipment. Depreciation is calculated using the straight-line method primarily over the following estimated useful lives, in years:

Buildings	30 to 40
Building improvements	5 to 20
Equipment	3 to 10
Leasehold improvements	2 to 5

Long-lived assets. When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated future cash flows (undiscounted) are compared to the carrying amount of the assets. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined by discounted cash flows or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the carrying amount or the fair value, less estimated costs related to disposition.

Goodwill. As required under Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets,* goodwill is separately disclosed from other intangible assets on the balance sheet and no longer amortized, but is tested for impairment on at least an annual basis. Cintas completed an annual goodwill impairment test for the years ended May 31, 2005, 2004 and 2003, as required by SFAS 142. Based on the results of the impairment tests, Cintas was not required to recognize an impairment of goodwill in any of these years. Cintas will continue to perform future impairment tests as required by SFAS 142 as of March 1 in future years, or when indicators of impairment are noted.

Service contracts and other assets. Service contracts and other assets, which consist primarily of noncompete and consulting agreements obtained through acquisitions of businesses, are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally five to ten years.

Accrued liabilities. Accrued liabilities consist primarily of insurance, medical and profit sharing obligations and legal and environmental contingencies. These are recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated.

Stock options. Cintas applies the provisions of Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees*. Accordingly, no compensation expense has been reflected in the financial statements as the exercise price of options granted to employees is equal to the fair market value of Cintas' common stock on the date of grant. Cintas has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), *Accounting for Stock-Based Compensation*.

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 148 (SFAS 148), *Accounting for Stock-Based Compensation — Transition and Disclosure*. This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Cintas continues to apply APB 25 for the method used to account for stock-based employee compensation arrangements, where applicable, but adopted the disclosure requirements of SFAS 148 during fiscal 2003.

For purposes of pro forma disclosure, the estimated fair value of Cintas' stock options is amortized to expense over the options' vesting period. Pro forma results as if Cintas accounted for its stock-based employee compensation using the fair value based alternative appear below:

	2005	2004	2003
Net income, as reported	$300,518	$272,205	$249,253
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7,971)	(7,127)	(6,062)
Pro forma net income	$292,547	$265,078	$243,191
Earnings per share:			
Basic – as reported	$ 1.75	$ 1.59	$ 1.46
Basic – pro forma	$ 1.70	$ 1.55	$ 1.43
Diluted – as reported	$ 1.74	$ 1.58	$ 1.45
Diluted – pro forma	$ 1.69	$ 1.54	$ 1.41

The effects of providing pro forma disclosure are not representative of earnings to be reported for future years.

During fiscal 2005, Cintas vested certain employee stock options whose exercise price was greater than current market value. This vesting will have an impact on basic pro forma and diluted pro forma earnings per share in future years.

Derivatives and hedging activities. Derivatives and hedging activities are presented in accordance with Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivatives and Hedging Activities*, as amended. This Standard requires the recognition of all derivatives on the balance sheet at fair value and recognition of the resulting gains or losses as adjustments to earnings or other comprehensive income.

Cintas formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. Cintas' hedging activities are transacted only with highly rated institutions, reducing the exposure to credit risk in the event of nonperformance.

From time to time, Cintas will use derivatives for both cash flow hedging and fair value hedging purposes. For derivative instruments that hedge the exposure of variability in short-term interest rates, designated as cash flow hedges, the effective portion of the net gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For the ineffective portion of the hedge, gains or losses are charged to earnings in the current period. For derivative instruments that hedge the exposure to changes in the fair value of certain fixed rate debt, designated as fair value hedges, the effective portion of the net gain or loss on the derivative instrument, as well as the offsetting gain or loss on the fixed rate debt attributable to the hedged risk, are recorded in current period earnings.

Cintas uses interest rate swap and lock agreements, from time to time, to hedge against variability in short-term interest rates. These agreements effectively convert a portion of the floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. Cintas uses the Hypothetical Derivative Method for assessing the effectiveness of these swaps. The effectiveness of these swaps is reviewed at least every fiscal quarter. Cintas also uses reverse interest rate swap agreements to convert a portion of fixed rate debt to a floating rate basis, thus hedging for changes in the fair value of the fixed rate debt being hedged. Cintas has determined that the interest rate swap agreements referenced in Note 5, entitled Long-Term Debt, designated as fair value hedges, qualify for treatment under the short-cut method of measuring effectiveness. Under the provisions of SFAS 133, these hedges are determined to be perfectly effective and there is no requirement to periodically evaluate effectiveness.

Fair value of financial instruments. The following methods and assumptions were used by Cintas in estimating the fair value of financial instruments:

Cash and cash equivalents. The amounts reported approximate market value.

Marketable securities. The amounts reported are at cost, which approximates market value. Market values are based on quoted market prices.

Long-term debt. The amounts reported are at a carrying value which approximates market value. Market values are determined using similar debt instruments currently available to Cintas that are consistent with the terms, interest rates and maturities.

Reclassification. Certain prior year amounts have been reclassified to conform to current year presentation.

Other accounting pronouncements. On December 16, 2004, FASB issued Statement No. 123 (revised 2004), *Share-Based Payment,* (Statement 123R), which is a revision of SFAS 123, *Accounting for Stock-Based Compensation*. Generally, the approach in Statement 123R is similar to the approach described in SFAS 123. However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for public entities (excluding small business issuers) no later than the beginning of the first fiscal year beginning after June 15, 2005. Cintas will adopt this Statement no later than the first quarter of fiscal 2007. Cintas is in the process of determining the impact that the adoption of this Statement will have on its financial position and results of operations.

2. Marketable Securities

All marketable securities are comprised of debt securities and classified as available-for-sale. Realized gains and losses and declines in value determined to be other than temporary on available-for-sale securities are included in interest income. The cost of the securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income.

The following is a summary of marketable securities:

	2005		2004	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Obligations of state and political subdivisions	$ 163,168	$ 161,258	$ 134,921	$ 133,888
U.S. Treasury securities and obligations of U.S. government agencies	55,143	54,583	112	109
Other debt securities	47,921	47,846	31,931	31,799
	$ 266,232	$ 263,687	$ 166,964	$ 165,796

The gross realized gains on sales of available-for-sale securities totaled $23, $19 and $105 for the years ended May 31, 2005, 2004 and 2003, and the gross realized losses totaled $19, $0 and $10, respectively. Net unrealized losses are $2,545 and $1,168 at May 31, 2005 and 2004, respectively.

The cost and estimated fair value of debt securities at May 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less	$ 77,809	$ 77,576
Due after one year through three years	188,423	186,111
	$ 266,232	$ 263,687

3. Property and Equipment

	2005	2004
Land	$ 72,663	$ 67,360
Buildings and improvements	431,746	411,878
Equipment	783,244	741,740
Leasehold improvements	10,735	10,577
Construction in progress	72,487	59,250
	1,370,875	1,290,805
Less: accumulated depreciation	553,677	505,495
	$ 817,198	$ 785,310

4. Goodwill, Service Contracts and Other Assets

Changes in the carrying amount of goodwill and service contracts for the years ended May 31, 2005 and 2004, by operating segment, are as follows:

Goodwill	Rentals	Other Services	Total
Balance as of June 1, 2003	$671,955	$ 49,900	$721,855
Goodwill acquired	13,269	70,260	83,529
Foreign currency translation	37	20	57
Balance as of May 31, 2004	685,261	120,180	805,441
Goodwill acquired	15,082	67,873	82,955
Foreign currency translation	1,079	63	1,142
Balance as of May 31, 2005	$701,422	$188,116	$889,538

Service Contracts	Rentals	Other Services	Total
Balance as of June 1, 2003	$136,118	$ 8,781	$144,899
Service contracts acquired	3,641	16,827	20,468
Service contracts amortization	(8,161)	(12,608)	(20,769)
Foreign currency translation	65	1	66
Balance as of May 31, 2004	131,663	13,001	144,664
Service contracts acquired	4,473	19,423	23,896
Service contracts amortization	(19,466)	(4,204)	(23,670)
Foreign currency translation	1,680	26	1,706
Balance as of May 31, 2005	$118,350	$ 28,246	$146,596

Information regarding Cintas' service contracts and other assets follows:

As of May 31, 2005	Carrying Amount	Accumulated Amortization	Net
Service contracts	$236,179	$ 89,583	$146,596
Noncompete and consulting agreements	$ 36,158	$ 17,163	$ 18,995
Other	23,671	2,798	20,873
Total	$ 59,829	$ 19,961	$ 39,868

As of May 31, 2004	Carrying Amount	Accumulated Amortization	Net
Service contracts	$216,997	$ 72,333	$144,664
Noncompete and consulting agreements	$ 33,720	$ 19,665	$ 14,055
Other	29,100	2,516	26,584
Total	$ 62,820	$ 22,181	$ 40,639

Amortization expense was $28,362, $25,974 and $27,741 for the years ended May 31, 2005, 2004 and 2003, respectively. Estimated amortization expense, excluding any future acquisitions, for each of the next five years is $28,845, $27,001, $24,582, $22,118 and $18,977, respectively.

5. Long-Term Debt

	2005	2004
Unsecured term notes due through 2017 at an average rate of 5.35%	$456,640	$464,368
Unsecured notes due through 2009 at an average rate of 7.11%	8,594	11,489
Industrial development revenue bonds due through 2015 at an average rate of 3.67%	4,434	4,884
Other	2,923	3,467
	472,591	484,208
Less: amounts due within one year	7,300	10,523
	$465,291	$473,685

Debt in the amount of $7,357 is secured by assets with a carrying value of $8,475 at May 31, 2005. Cintas has letters of credit outstanding at May 31, 2005, approximating $43,662. Maturities of long-term debt during each of the next five years are $7,300, $4,287, $228,959, $990 and $543, respectively.

Interest expense is net of capitalized interest of $749, $521 and $186 for the years ended May 31, 2005, 2004 and 2003, respectively. Interest paid, net of amount capitalized, was $23,163, $25,825 and $20,766 for the years ended May 31, 2005, 2004 and 2003, respectively.

Cintas has a commercial paper program supported by a $300 million long-term credit facility. As of May 31, 2005, there is no commercial paper outstanding.

From time to time, Cintas uses interest rate swap and lock agreements as hedges against variability in short-term interest rates. These agreements effectively convert a portion of floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. Cintas uses the Hypothetical Derivative Method for assessing the effectiveness of these swaps. There were no interest rate swap agreements outstanding as of May 31, 2005. When outstanding, the effectiveness of these swaps is reviewed at least every fiscal quarter. Cintas also uses reverse interest rate swap agreements to convert a portion of fixed rate debt to a floating rate basis, thus hedging for changes in the fair value of the fixed rate debt being hedged. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of underlying principal amount. The mark-to-market values of both the fair value hedging instruments and the underlying debt obligations are equal and recorded as offsetting gains and losses in current period earnings. Cintas has determined that the current interest rate swap agreements, designated as fair value hedges, qualify for treatment under the short-cut method of measuring effectiveness. Under the provisions of SFAS 133, these hedges are determined to be perfectly effective and there is no requirement to periodically evaluate effectiveness.

Cintas entered into two lock agreements as part of the Omni acquisition in fiscal 2002. The amortization of the cash flow hedge, pertaining to these lock agreements, and the change in the fair value of the cash flow hedge, pertaining to the interest rate swap agreements, resulted in a credit to other comprehensive income of $290 and $669 for the years ended May 31, 2005 and 2004, respectively. The reverse interest rate swap agreements are fair value hedges that convert $225 million of fixed rate debt to a floating rate. These agreements expire in 2007 and allow Cintas to receive an effective interest rate of 5.13% and pay an interest rate based on LIBOR. Because these fair value hedges are 100% effective, the net $4 million unfavorable change for fiscal 2005 and the net $10 million unfavorable change for fiscal 2004 were directly offset by a decrease in the fair value of the debt, reflecting increased floating interest rates over the prior fiscal years.

Cintas has certain significant covenants related to debt agreements. These covenants limit Cintas' ability to incur certain liens, to engage in sale-leaseback transactions and to merge, consolidate or sell all or substantially all of Cintas' assets. These covenants also require Cintas to maintain certain debt to capitalization and interest coverage ratios. Cross default provisions exist between certain debt instruments. Cintas is in compliance with all of the significant debt covenants for all periods presented. Were a default of a significant covenant to occur, the default could result in an acceleration of indebtedness, impair liquidity and limit the ability to raise future capital. Cintas' debt, net of cash and marketable securities, is $163 million. For fiscal 2005, net cash provided by operating activities was $414 million. Capital expenditures were approximately $141 million for the same period.

6. Leases

Cintas conducts certain operations from leased facilities and leases certain equipment. Most leases contain renewal options for periods from one to ten years. The lease agreements provide for increases in rentals if the options are exercised based on increases in certain price level factors or other prearranged factors. Step rent provisions, escalation clauses, capital improvements funding and other lease concessions are taken into account in computing minimum lease payments. Minimum lease payments are recognized on a straight-line basis over the minimum lease term. Lease payments are not dependent on an existing index or rate and are not included in minimum lease payments. It is anticipated that expiring leases will be renewed or replaced.

The minimum rental payments under noncancelable lease arrangements for each of the next five years and thereafter are $18,572, $14,638, $11,181, $7,412, $3,451 and $6,560, respectively. Rent expense under operating leases during the years ended May 31, 2005, 2004 and 2003, was $25,280, $22,675 and $25,083, respectively.

7. Income Taxes

Earnings before income taxes consist of the following components:

	2005	2004	2003
U.S. operations	$447,965	$411,091	$384,288
Foreign operations	29,028	20,989	11,471
	$476,993	$432,080	$395,759

Income taxes consist of the following components:

	2005	2004	2003
Current:			
Federal	$155,987	$132,105	$128,198
State and local	18,043	12,291	13,136
	174,030	144,396	141,334
Deferred	2,445	15,479	5,172
	$176,475	$159,875	$146,506

Reconciliation of income tax expense using the statutory rate and actual income tax expense is as follows:

	2005	2004	2003
Income taxes at the U.S. federal statutory rate	$166,947	$151,228	$138,515
State and local income taxes, net of federal benefit	12,050	8,939	9,160
Other	(2,522)	(292)	(1,169)
	$176,475	$159,875	$146,506

The components of deferred income taxes included on the balance sheets are as follows:

	2005	2004
Deferred tax assets:		
Employee benefits	$ 4,462	$ 1,964
Allowance for bad debts	3,357	2,883
Inventory obsolescence	11,238	11,266
Insurance and contingencies	10,222	10,250
Other	9,532	7,348
	38,811	33,711
Deferred tax liabilities:		
In service inventory	82,883	83,840
Property	87,491	81,768
Intangibles	30,296	27,205
State taxes	13,861	10,897
	214,531	203,710
Net deferred tax liability	$ 175,720	$ 169,999

Income taxes paid were $151,243, $118,125 and $139,794 for the years ended May 31, 2005, 2004 and 2003, respectively.

The American Jobs Creation Act of 2004 (the Act) created a temporary incentive for U.S. corporations to repatriate accumulated income earned in foreign jurisdictions by providing an 85% dividends-received deduction for certain dividends from controlled foreign corporations. Cintas has reviewed this provision and determined that no foreign earnings will be repatriated under the Act.

U.S. income taxes of $3,119, net of foreign tax credits, have not been provided for on a cumulative total of approximately $70,323 of undistributed earnings for certain non-U.S. subsidiaries as of May 31, 2005. Cintas intends to reinvest these earnings indefinitely in operations outside the United States.

8. Acquisitions

For all acquisitions accounted for as purchases, including insignificant acquisitions, the purchase price paid for each has been allocated to the fair value of the assets acquired and liabilities assumed. During fiscal 2005, Cintas acquired 10 Rentals businesses and 27 Other Services businesses. During fiscal 2004, Cintas acquired 8 Rentals businesses and 29 Other Services businesses. The following summarizes the aggregate purchase price for all businesses acquired:

	2005	2004
Fair value of tangible assets acquired	$ 18,811	$ 25,642
Fair value of goodwill acquired	81,245	83,194
Fair value of service contracts acquired	24,008	20,457
Fair value of other intangibles acquired	10,082	2,554
Total fair value of assets acquired	134,146	131,847
Fair value of liabilities assumed and incurred	12,219	18,535
Total cash paid for acquisitions	$ 121,927	$ 113,312

The results of operations for the acquired businesses are included in the consolidated statements of income from the dates of acquisition. The pro forma revenue, net income and earnings per share information relating to acquired businesses are not presented because they are not significant.

9. Defined Contribution Plans

Cintas' Partners' Plan is a non-contributory profit sharing plan and ESOP for the benefit of substantially all U.S. Cintas employees who have completed one year of service. The plan also includes a 401(k) savings feature covering substantially all employees. The amounts of contributions to the profit sharing plan and ESOP, as well as the matching contribution to the 401(k), are made at the discretion of Cintas. Total contributions, including Cintas' matching contributions, were $24,400, $22,160 and $20,100 for the years ended May 31, 2005, 2004 and 2003, respectively.

Cintas also has a non-contributory deferred profit sharing plan (DPSP), which covers substantially all Canadian employees. In addition, a registered retirement savings plan (RRSP) is offered to those employees. The amounts of contributions to the DPSP, as well as the matching contribution to the RRSP, are made at the discretion of Cintas. Total contributions were $897, $774 and $628 for the years ended May 31, 2005, 2004 and 2003, respectively.

10. Earnings Per Share

Earnings per share are computed in accordance with Statement of Financial Accounting Standards No. 128, *Earnings per Share*. The basic computations are computed based on the weighted average number of common shares outstanding during each period. The diluted computations reflect the potential dilution that could occur if stock options were exercised into common stock, under certain circumstances, that then would share in the earnings of Cintas.

The following table represents a reconciliation of the shares used to calculate basic and diluted earnings per share for the respective years:

	2005	2004	2003
Numerator:			
Net income	$300,518	$272,205	$249,253
Denominator:			
Denominator for basic earnings per share – weighted average shares (000's)	171,679	170,960	170,262
Effect of dilutive securities – employee stock options (000's)	970	1,412	1,775
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions (000's)	172,649	172,372	172,037
Basic earnings per share	$ 1.75	$ 1.59	$ 1.46
Diluted earnings per share	$ 1.74	$ 1.58	$ 1.45

11. Stock Based Compensation

Under the stock option plan adopted by Cintas in fiscal 2000, Cintas may grant officers and key employees incentive stock options and/or non-qualified stock options to purchase an aggregate of 9,000,000 shares of Cintas' common stock. Options are granted at the fair market value of the underlying common stock on the date of grant and generally vest and become exercisable at the rate of 20% per year commencing five years after grant, so long as the holder remains an employee of Cintas.

The information presented in the following table relates primarily to stock options granted and outstanding under either the plan adopted in fiscal 2000 or under similar plans:

	Shares	Weighted Average Exercise Price
Outstanding May 31, 2002 (674,595 shares exercisable)	5,861,097	$28.31
Granted	1,226,800	40.60
Cancelled	(426,967)	33.77
Exercised	(681,697)	13.60
Outstanding May 31, 2003 (753,916 shares exercisable)	5,979,233	32.12
Granted	1,214,800	39.73
Cancelled	(650,734)	35.52
Exercised	(606,740)	16.44
Outstanding May 31, 2004 (811,700 shares exercisable)	5,936,559	34.90
Granted	1,509,400	42.12
Cancelled	(441,186)	39.66
Exercised	(562,888)	16.08
Outstanding May 31, 2005 (3,086,485 shares exercisable)	6,441,885	$37.92

The following table summarizes the information related to stock options outstanding at May 31, 2005:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number Outstanding	Average Remaining Option Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$12.92–38.59	1,684,339	2.94	$24.92	748,239	$21.66
38.75–41.65	1,679,075	7.74	40.31	675,425	41.63
41.72–42.06	1,692,852	7.89	42.03	432,002	41.96
42.19–53.19	1,385,619	6.34	45.38	1,230,819	45.57
$12.92–53.19	6,441,885	6.22	$37.92	3,086,485	$38.40

At May 31, 2005, 4,441,875 shares of common stock are reserved for future issuance under the 2000 plan.

Pro forma information regarding earnings and earnings per share is required by SFAS 123 and has been determined as if Cintas had accounted for its stock options granted subsequent to May 31, 1995, under the fair value method of SFAS 123. The weighted average fair value of stock options granted during fiscal 2005, 2004 and 2003 was $19.80, $18.43 and $19.43, respectively. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004	2003
Risk free interest rate	4.00%	4.00%	4.00%
Dividend yield	.50%	.50%	.50%
Expected volatility of Cintas' common stock	35%	35%	34%
Expected life of the option in years	9	9	9

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are freely transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Cintas' options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in Cintas' opinion, existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

During fiscal 2005, Cintas vested certain employee stock options whose exercise price was greater than current market value. This vesting will have an impact on basic pro forma and diluted pro forma earnings per share in future years.

12. Litigation and Other Contingencies

Cintas is subject to legal proceedings and claims arising from the ordinary course of its business, including personal injury, customer contract, environmental and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such ordinary course of business actions, will not have a material adverse effect on the financial position or results of operations of Cintas. Cintas is party to additional litigation not considered in the ordinary course of business, including the litigation discussed below.

Cintas is a defendant in a purported class action lawsuit, *Paul Veliz, et al., v. Cintas Corporation,* filed on March 19, 2003, in the United States District Court, Northern District of California, Oakland Division, alleging that Cintas violated certain federal and state wage and hour laws applicable to its service sales representatives, whom Cintas considers exempt employees, and asserting additional related ERISA claims. The plaintiffs are seeking unspecified monetary damages, injunctive relief or both. Cintas denies these claims and is defending the plaintiffs' allegations. The court ordered arbitration for all potential plaintiffs except for those that fall into one of four narrowly defined exceptions. As a result, Cintas believes that a majority of the potential plaintiffs will be required to arbitrate their claims. No determination has been made by the court or an arbitrator regarding class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. If a court or arbitrator certifies a class in this action and there is an adverse verdict on the merits, or in the event of a negotiated settlement of the action, the resulting liability and/or any increased costs of operations on an ongoing basis could be material to Cintas. Any estimated liability relating to this lawsuit is not determinable at this time.

Cintas is also a defendant in a purported class action lawsuit, *Robert Ramirez, et al., v. Cintas Corporation,* filed on January 20, 2004, and pending in the United States District Court, Northern District of California, San Francisco Division. The case was brought on behalf of all past and present female, African-American and Hispanic employees of Cintas and its subsidiaries. The complaint alleges that Cintas has engaged in a pattern and practice of discriminating against women and minorities in recruitment, hiring, promotions, transfers, job assignments and pay.

The complaint seeks injunctive relief, compensatory damages, punitive damages and attorney's fees, among other things. Cintas denies these claims and is defending the plaintiffs' allegations. The court ordered arbitration as to three of the ten named plaintiffs. On April 27, 2005, the United States Equal Employment Opportunity Commission (EEOC) filed a motion to intervene in order to participate in this lawsuit. No filings or determination has been made in regard to the lawsuit as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. Several related proceedings with similar allegations and seeking similar relief damages and fees are pending, including an EEOC charge filed on April 17, 2000, by Mirna Serrano with the EEOC Detroit District office on behalf of female service sales representative job applicants at all Cintas locations in Michigan, a class action lawsuit, *Mirna E. Serrano, et al., v. Cintas Corporation*, filed on May 10, 2004, in the United States District Court for the Eastern District of Michigan, Southern Division on behalf of the same female service sales representative job applicants in the EEOC charge and an administrative action filed on December 15, 2004, by James Morgan with the EEOC Washington, D.C. office and the California Department of Fair Employment and Housing alleging racial discrimination in compensation and training opportunities. In addition, a class action lawsuit, *Larry Houston, et al., v. Cintas Corporation*, was filed on August 3, 2005, in the United States District Court for the Northern District of California on behalf of African-American managers alleging racial discrimination. If there is an adverse verdict or a negotiated settlement of these actions, the resulting liability and/or any increased costs of operations on an ongoing basis could be material to Cintas. Any estimated liability relating to these proceedings is not determinable at this time.

Several other similar administrative proceedings are pending including: (i) two charges filed on November 30, 2004, by an EEOC Commissioner with the EEOC Systemic Litigation Unit alleging failure to hire and assign females to production job positions, and failing to hire females, African-Americans and Hispanics into the Management Trainee program, (ii) a charge filed on January 24, 2005, by Jennifer Fargo on behalf of herself and a similarly situated class with the Augusta Human Relations Commission and the EEOC Detroit District office alleging gender and equal pay discrimination against female sales representatives and sales associates, (iii) a charge filed on March 23, 2005, by Clifton Cooper on behalf of himself and a similarly situated class with the EEOC Systemic Litigation Unit alleging discriminatory pay and treatment due to race, (iv) a charge filed on March 28, 2005, by Lorelei Reynolds on behalf of herself and a similarly situated class with the EEOC Birmingham District alleging discriminatory pay and treatment due to race and gender, (v) a charge filed on April 25, 2005, by Melissa Schulz on behalf of herself and a similarly situated class with the EEOC Systemic Litigation Unit and the Oregon Bureau of Labor and Industries, Civil Rights Division alleging discriminatory pay and treatment due to race and gender, (vi) a charge filed on May 6, 2005, by Anthony Jones on behalf of himself and a similarly situated class with the EEOC Systemic Litigation Unit alleging discriminatory pay and treatment due to race and (vii) a charge filed on June 10, 2005, by Mattie Cooper on behalf of herself and a similarly situated class with the EEOC Systemic Litigation Unit alleging discriminatory pay and treatment due to race and gender. The investigations of these allegations are pending and no determinations have been made.

Cintas is also a defendant in a lawsuit, *J. Lester Alexander, III vs. Cintas Corp., et al.*, which was originally filed on October 25, 2004, and is currently pending in the United States Bankruptcy Court for the Middle District of Alabama, Eastern Division. The case was brought by J. Lester Alexander, III, the Chapter 7 Trustee (the "Trustee") of Terry Manufacturing Company, Inc. ("TMC") and Terry Uniform Company, LLC ("TUC"), against Cintas in Randolph County, Alabama. The Trustee seeks damages against Cintas for allegedly breaching fiduciary duties to TMC and TUC and for allegedly aiding and abetting breaches of fiduciary duties by others to those entities. The complaint also includes allegations that Cintas breached certain limited liability company agreements, or alternatively, misrepresented their intention to perform their obligations in those agreements and acted as alter egos of the bankrupt TMC and are therefore liable for all of TMC's debts. The Trustee is seeking $50 million in compensatory damages and $100 million in punitive damages. Cintas denies these claims and is vigorously defending itself against all claims in the complaint. If there is an adverse verdict on the merits or in the event of a negotiated settlement of this lawsuit, the resulting liability could be material to Cintas. Any estimated liability relating to this lawsuit is not determinable at this time.

During fiscal 2001, the State of Connecticut filed suit against Cintas in the Superior Court District of Hartford alleging various violations of state environmental laws and alleging that Cintas violated certain wastewater discharge and hazardous waste violations. While this proceeding is not considered material to the business or financial condition of the registrant, management reasonably believes that the proceedings will result in monetary sanctions in excess of $100 thousand. A reserve has been established for the estimated liability related to these allegations.

The litigation discussed above, if decided adversely to or settled by Cintas, may, individually or in the aggregate, result in liability material to Cintas' financial condition or results of operations. Cintas may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements if it believes such settlement is in the best interests of Cintas' shareholders.

13. Segment Information

Cintas classifies its businesses into two operating segments: Rentals and Other Services. The Rentals operating segment designs and manufactures corporate identity uniforms which it rents to its customers. Other items, including entrance mats, shop towels and restroom supplies, are also rented or sold to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to customers, as well as the sale of ancillary products and services. These ancillary products and services include first aid, safety and fire protection products and services, document management services and cleanroom supplies. These services are provided throughout the United States and Canada to businesses of all types — from small service and manufacturing companies to major corporations that employ thousands of people.

The $4,343 write-off of the loan receivable in the first quarter of fiscal 2004 has been included in the Corporate segment.

Information as to the operations of Cintas' different business segments is set forth below based on the distribution of products and services offered. Cintas evaluates performances based on several factors of which the primary financial measures are business segment revenue and income before income taxes. The accounting policies of the business segments are the same as those described in Note 1 entitled Significant Accounting Policies.

May 31, 2005	Rentals	Other Services	Corporate	Total
Revenue	$2,363,397	$703,886	$ —	$3,067,283
Gross margin	$1,067,405	$237,354	$ —	$1,304,759
Selling and administrative expenses	633,488	176,744	—	810,232
Interest income	—	—	(6,914)	(6,914)
Interest expense	—	—	24,448	24,448
Income before income taxes	$ 433,917	$ 60,610	$ (17,534)	$ 476,993
Depreciation and amortization	$ 125,946	$ 22,229	$ —	$ 148,175
Capital expenditures	$ 117,377	$ 23,350	$ —	$ 140,727
Total assets	$2,245,600	$504,716	$309,428	$3,059,744

May 31, 2004	Rentals	Other Services	Corporate	Total
Revenue	$2,201,405	$612,654	$ —	$2,814,059
Gross margin	$ 978,767	$207,725	$ —	$1,186,492
Selling and administrative expenses	581,380	146,238	—	727,618
Interest income	—	—	(2,650)	(2,650)
Interest expense	—	—	25,101	25,101
Write-off of loan receivable	—	—	4,343	4,343
Income before income taxes	$ 397,387	$ 61,487	$ (26,794)	$ 432,080
Depreciation and amortization	$ 126,210	$ 17,049	$ —	$ 143,259
Capital expenditures	$ 93,428	$ 19,460	$ —	$ 112,888
Total assets	$2,194,817	$361,159	$254,321	$2,810,297

May 31, 2003	Rentals	Other Services	Corporate	Total
Revenue	$2,101,785	$584,800	$ —	$2,686,585
Gross margin	$ 928,119	$191,089	$ —	$1,119,208
Selling and administrative expenses	555,748	139,689	—	695,437
Interest income	—	—	(2,905)	(2,905)
Interest expense	—	—	30,917	30,917
Income before income taxes	$ 372,371	$ 51,400	$ (28,012)	$ 395,759
Depreciation and amortization	$ 127,223	$ 15,838	$ —	$ 143,061
Capital expenditures	$ 108,453	$ 6,566	$ —	$ 115,019
Total assets	$2,210,585	$314,702	$ 57,659	$2,582,946

14. Subsequent Events

Subsequent to May 31, 2005, Cintas purchased approximately 2.4 million additional shares of Cintas stock at an average price of $39.08 per share for a total purchase price of approximately $96 million. As such, from the inception of the stock repurchase program through July 22, 2005, Cintas has purchased approximately 3.9 million shares of Cintas stock at an average price of $39.27 per share for a total purchase price of approximately $154 million. The Board did not specify an expiration date for this program.

Also subsequent to May 31, 2005, Cintas borrowed $64 million under the $300 million commercial paper program for short-term cash requirements. This financing decision was made in order to allow certain marketable securities to reach maturity rather than Cintas incurring a penalty for early redemption.

15. Quarterly Financial Data (Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended May 31, 2005 and 2004:

May 31, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$745,956	$756,840	$755,241	$809,246
Gross margin	$318,838	$315,955	$321,454	$348,512
Net income	$ 72,666	$ 73,560	$ 71,332	$ 82,960
Basic earnings per share	$ .42	$ .43	$ .42	$ .48
Diluted earnings per share	$ .42	$ .43	$ .41	$ .48
Weighted average number of shares outstanding (000's)	171,449	171,638	171,802	171,828

May 31, 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$677,656	$701,309	$696,940	$738,154
Gross margin	$287,448	$293,437	$295,711	$309,896
Net income	$ 63,327	$ 69,657	$ 66,493	$ 72,728
Basic earnings per share	$ .37	$ .41	$ .39	$ .42
Diluted earnings per share	$ .37	$ .40	$ .39	$ .42
Weighted average number of shares outstanding (000's)	170,652	170,804	171,088	171,299

16. Supplemental Guarantor Information

Effective June 1, 2000, Cintas reorganized its legal structure and created Cintas Corporation No. 2 (Corp. 2) as its indirectly, wholly-owned principal operating subsidiary. Cintas and its wholly-owned, direct and indirect domestic subsidiaries, other than Corp. 2, unconditionally guaranteed, jointly and severally, debt of Corp. 2.

On May 13, 2002, Cintas completed the acquisition of Omni Services, Inc. (Omni). A portion of the purchase price for Omni was funded with $450,000 in long-term notes. Corp. 2 was the issuer of the long-term notes, which are unconditionally guaranteed, jointly and severally, by Cintas Corporation and the subsidiary guarantors.

As allowed by SEC rules, the following condensed consolidating financial statements are provided as an alternative to filing separate financial statements of the guarantors. Each of the subsidiaries presented in the condensed financial statements has been fully consolidated in Cintas' financial statements. The condensed consolidating financial statements should be read in conjunction with the financial statements of Cintas and notes thereto of which this note is an integral part.

Condensed consolidating financial statements for Cintas, Corp. 2, the subsidiary guarantors and non-guarantors are presented below:

Condensed Consolidating Income Statement

Year Ended May 31, 2005	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rentals	$ —	$1,750,109	$479,868	$133,767	$ (347)	$2,363,397
Other services	—	734,305	334,062	41,605	(406,086)	703,886
Equity in net income of affiliates	300,518	—	—	—	(300,518)	—
	300,518	2,484,414	813,930	175,372	(706,951)	3,067,283
Costs and expenses (income):						
Cost of rentals	—	1,051,256	300,172	79,832	(135,268)	1,295,992
Cost of other services	—	510,470	221,521	26,867	(292,326)	466,532
Selling and administrative expenses	—	748,414	(11,013)	39,448	33,383	810,232
Interest income	—	(5,691)	(15)	(1,208)	—	(6,914)
Interest expense	—	25,467	(4,799)	3,780	—	24,448
	—	2,329,916	505,866	148,719	(394,211)	2,590,290
Income before income taxes	300,518	154,498	308,064	26,653	(312,740)	476,993
Income taxes	—	56,806	113,268	6,401	—	176,475
Net income	$ 300,518	$ 97,692	$194,796	$ 20,252	$ (312,740)	$ 300,518

Condensed Consolidating Income Statement

Year Ended May 31, 2004	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rentals	$ —	$1,642,663	$443,817	$115,161	$ (236)	$2,201,405
Other services	—	1,049,363	244,514	31,227	(712,450)	612,654
Equity in net income of affiliates	272,205	—	—	—	(272,205)	—
	272,205	2,692,026	688,331	146,388	(984,891)	2,814,059
Costs and expenses (income):						
Cost of rentals	—	1,020,448	277,529	71,213	(146,552)	1,222,638
Cost of other services	—	796,749	163,525	18,429	(573,774)	404,929
Selling and administrative expenses	—	711,086	(21,470)	36,352	1,650	727,618
Interest income	—	(2,079)	(97)	(474)	—	(2,650)
Interest expense	—	43,040	(22,137)	4,198	—	25,101
Write-off of loan receivable	—	—	4,343	—	—	4,343
	—	2,569,244	401,693	129,718	(718,676)	2,381,979
Income before income taxes	272,205	122,782	286,638	16,670	(266,215)	432,080
Income taxes	—	45,985	107,351	6,539	—	159,875
Net income	$272,205	$ 76,797	$179,287	$ 10,131	$ (266,215)	$ 272,205

Condensed Consolidating Income Statement

Year Ended May 31, 2003	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Revenue:						
Rentals	$ —	$1,583,589	$422,470	$ 95,873	$ (147)	$2,101,785
Other services	—	1,183,250	199,301	31,113	(828,864)	584,800
Equity in net income of affiliates	249,253	—	—	—	(249,253)	—
	249,253	2,766,839	621,771	126,986	(1,078,264)	2,686,585
Costs and expenses (income):						
Cost of rentals	—	1,017,510	236,648	61,074	(141,566)	1,173,666
Cost of other services	—	896,668	141,277	19,074	(663,308)	393,711
Selling and administrative expenses	—	691,202	(29,329)	34,958	(1,394)	695,437
Interest income	—	(2,428)	(253)	(224)	—	(2,905)
Interest expense	—	47,000	(19,308)	3,225	—	30,917
	—	2,649,952	329,035	118,107	(806,268)	2,290,826
Income before income taxes	249,253	116,887	292,736	8,879	(271,996)	395,759
Income taxes	—	40,716	101,946	3,844	—	146,506
Net income	$249,253	$ 76,171	$190,790	$ 5,035	$ (271,996)	$ 249,253

Condensed Consolidating Balance Sheet

As of May 31, 2005	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 13,259	$ 12,570	$ 17,367	$ —	$ 43,196
Marketable securities	—	226,658	—	39,574	—	266,232
Accounts receivable, net	—	237,152	93,109	9,025	(12,390)	326,896
Inventories, net	—	199,236	24,120	9,087	(16,031)	216,412
Uniforms and other rental items in service	—	250,222	74,887	16,584	(36,243)	305,450
Prepaid expenses	—	5,781	1,989	588	—	8,358
Total current assets	—	932,308	206,675	92,225	(64,664)	1,166,544
Property and equipment, at cost, net	—	599,757	176,648	40,793	—	817,198
Goodwill	—	140,405	734,113	15,020	—	889,538
Service contracts, net	—	95,560	43,727	7,309	—	146,596
Other assets, net	1,626,712	44,757	773,343	164,544	(2,569,488)	39,868
	$1,626,712	$1,812,787	$1,934,506	$319,891	$(2,634,152)	$3,059,744
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ (465,247)	$ 89,598	$ 404,314	$ 2,618	$ 38,013	$ 69,296
Accrued compensation and related liabilities	—	28,287	8,523	1,900	—	38,710
Accrued liabilities	—	191,123	(28,212)	4,479	(962)	166,428
Current income taxes	—	(640)	32,232	1,301	(29)	32,864
Deferred income taxes	—	—	40,635	1,248	—	41,883
Long-term debt due within one year	—	6,588	871	—	(159)	7,300
Total current liabilities	(465,247)	314,956	458,363	11,546	36,863	356,481
Long-term debt due after one year	—	471,750	(52,413)	78,778	(32,824)	465,291
Deferred income taxes	—	10,222	119,212	4,403	—	133,837
Total shareholders' equity	2,091,959	1,015,859	1,409,344	225,164	(2,638,191)	2,104,135
	$1,626,712	$1,812,787	$1,934,506	$319,891	$(2,634,152)	$3,059,744

Condensed Consolidating Balance Sheet

As of May 31, 2004	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 56,455	$ 8,057	$ 22,845	$ —	$ 87,357
Marketable securities	—	150,652	—	16,312	—	166,964
Accounts receivable, net	—	210,026	79,425	8,703	(12,562)	285,592
Inventories, net	—	172,586	20,249	6,624	(10,771)	188,688
Uniforms and other rental items in service	—	240,833	70,741	15,954	(29,281)	298,247
Prepaid expenses	—	6,006	1,011	378	—	7,395
Total current assets	—	836,558	179,483	70,816	(52,614)	1,034,243
Property and equipment, at cost, net	—	596,037	149,461	39,812	—	785,310
Goodwill	—	124,845	667,128	13,468	—	805,441
Service contracts, net	—	106,348	29,653	8,663	—	144,664
Other assets, net	1,419,869	29,861	769,746	141,897	(2,320,734)	40,639
	$1,419,869	$1,693,649	$1,795,471	$274,656	$(2,373,348)	$2,810,297
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ (465,247)	$ 207,254	$ 259,676	$ 13,755	$ 38,013	$ 53,451
Accrued compensation and related liabilities	—	23,863	6,307	1,634	—	31,804
Accrued liabilities	—	179,525	(36,472)	4,148	(975)	146,226
Current income taxes	—	(33,638)	69,796	511	(29)	36,640
Deferred income taxes	—	601	44,630	1,811	—	47,042
Long-term debt due within one year	—	9,655	655	372	(159)	10,523
Total current liabilities	(465,247)	387,260	344,592	22,231	36,850	325,686
Long-term debt due after one year	—	482,360	(49,928)	72,529	(31,276)	473,685
Deferred income taxes	—	9,621	108,143	5,193	—	122,957
Total shareholders' equity	1,885,116	814,408	1,392,664	174,703	(2,378,922)	1,887,969
	$1,419,869	$1,693,649	$1,795,471	$274,656	$(2,373,348)	$2,810,297

Condensed Consolidating Statement of Cash Flows

Year Ended May 31, 2005	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$300,518	$ 97,692	$194,796	$ 20,252	$(312,740)	$300,518
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	89,467	24,480	5,866	—	119,813
Amortization of deferred charges	—	17,723	8,295	2,344	—	28,362
Deferred income taxes	—	—	5,544	(1,353)	—	4,191
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable	—	(26,906)	(8,917)	(322)	(172)	(36,317)
Inventories	—	(29,704)	635	(2,512)	5,260	(26,321)
Uniforms and other rental items in service	—	(6,335)	(7,214)	(581)	6,962	(7,168)
Prepaid expenses	—	225	(907)	(210)	—	(892)
Accounts payable	—	(78,831)	105,695	(11,137)	—	15,727
Accrued compensation and related liabilities	—	4,424	2,216	266	—	6,906
Accrued liabilities	—	12,211	(111)	331	13	12,444
Income taxes payable	—	32,998	(36,838)	790	—	(3,050)
Net cash provided by (used in) operating activities	300,518	112,964	287,674	13,734	(300,677)	414,213
Cash flows from investing activities:						
Capital expenditures	—	(93,901)	(39,883)	(6,943)	—	(140,727)
Proceeds from sale or redemption of marketable securities	—	79,716	247	23,034	—	102,997
Purchase of marketable securities	—	(155,721)	(248)	(46,296)	—	(202,265)
Acquisitions of businesses, net of cash acquired	—	(4,565)	(104,096)	(415)	—	(109,076)
Other	(194,130)	27,676	(133,932)	(3,502)	302,225	(1,663)
Net cash (used in) provided by investing activities	(194,130)	(146,795)	(277,912)	(34,122)	302,225	(350,734)
Cash flows from financing activities:						
Repayment of long-term debt	—	(9,655)	(5,249)	5,877	(1,548)	(10,575)
Stock options exercised	4,621	—	—	—	—	4,621
Dividends paid	(54,968)	—	—	—	—	(54,968)
Repurchase of common stock	(58,204)	—	—	—	—	(58,204)
Other	2,163	290	—	9,033	—	11,486
Net cash (used in) provided by financing activities	(106,388)	(9,365)	(5,249)	14,910	(1,548)	(107,640)
Net (decrease) increase in cash and cash equivalents	—	(43,196)	4,513	(5,478)	—	(44,161)
Cash and cash equivalents at beginning of period	—	56,455	8,057	22,845	—	87,357
Cash and cash equivalents at end of period	$ —	$ 13,259	$ 12,570	$ 17,367	$ —	$ 43,196

Condensed Consolidating Statement of Cash Flows

Year Ended May 31, 2004	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$272,205	$ 76,797	$179,287	$10,131	$(266,215)	$272,205
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	89,294	22,237	5,754	—	117,285
Amortization of deferred charges	—	18,013	5,754	2,207	—	25,974
Deferred income taxes	—	591	15,020	228	—	15,839
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable	—	(5,689)	7,265	(691)	(1,373)	(488)
Inventories	—	50,518	(893)	189	(1,781)	48,033
Uniforms and other rental items in service	—	5,545	682	726	(4,209)	2,744
Prepaid expenses	—	(1,141)	835	552	—	246
Accounts payable	—	65,802	(79,932)	10,907	—	(3,223)
Accrued compensation and related liabilities	—	4,412	1,939	201	—	6,552
Accrued liabilities	—	(2,552)	7,473	(509)	17	4,429
Income taxes payable	—	(585)	18,955	1,743	—	20,113
Net cash provided by (used in) operating activities	272,205	301,005	178,622	31,438	(273,561)	509,709
Cash flows from investing activities:						
Capital expenditures	—	(81,638)	(28,452)	(2,798)	—	(112,888)
Proceeds from sale or redemption of marketable securities	—	46,185	1,185	708	—	48,078
Purchase of marketable securities	—	(172,903)	(1,185)	(15,534)	—	(189,622)
Acquisitions of businesses, net of cash acquired	—	(18,251)	(83,246)	(157)	—	(101,654)
Other	(229,466)	33,109	(63,234)	(406)	272,279	12,282
Net cash (used in) provided by investing activities	(229,466)	(193,498)	(174,932)	(18,187)	272,279	(343,804)
Cash flows from financing activities:						
Repayment of long-term debt	—	(68,313)	(799)	218	130	(68,764)
Stock options exercised	5,868	—	—	—	—	5,868
Dividends paid	(49,634)	—	—	—	—	(49,634)
Other	1,027	669	—	47	—	1,743
Net cash (used in) provided by financing activities	(42,739)	(67,644)	(799)	265	130	(110,787)
Net increase (decrease) in cash and cash equivalents	—	39,863	2,891	13,516	(1,152)	55,118
Cash and cash equivalents at beginning of period	—	16,592	5,166	9,329	1,152	32,239
Cash and cash equivalents at end of period	$ —	$ 56,455	$ 8,057	$22,845	$ —	$ 87,357

Condensed Consolidating Statement of Cash Flows

Year Ended May 31, 2003	Cintas Corporation	Corp. 2	Subsidiary Guarantors	Non-Guarantors	Eliminations	Cintas Corporation Consolidated
Cash flows from operating activities:						
Net income	$249,253	$ 76,171	$190,790	$ 5,035	$(271,996)	$249,253
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation	—	88,110	22,027	5,183	—	115,320
Amortization of deferred charges	—	16,915	8,843	1,983	—	27,741
Deferred income taxes	—	(1,492)	6,080	3,060	—	7,648
Changes in current assets and liabilities, net of acquisitions of businesses:						
Accounts receivable	—	22,307	(11,121)	(7,445)	303	4,044
Inventories	—	(36,196)	(1,430)	(1,857)	3,077	(36,406)
Uniforms and other rental items in service	—	(39,941)	(158)	(3,579)	19,665	(24,013)
Prepaid expenses	—	2,556	201	(157)	(3)	2,597
Accounts payable	—	57,958	(52,963)	(11,675)	32	(6,648)
Accrued compensation and related liabilities	—	(3,990)	(140)	396	—	(3,734)
Accrued liabilities	—	6,840	(17,061)	355	15	(9,851)
Income taxes payable	—	1,836	6,757	(3,857)	—	4,736
Net cash provided by (used in) operating activities	249,253	191,074	151,825	(12,558)	(248,907)	330,687
Cash flows from investing activities:						
Capital expenditures	—	(48,196)	(51,621)	(15,202)	—	(115,019)
Proceeds from sale or redemption of marketable securities	—	19,241	(222)	4,771	—	23,790
Purchase of marketable securities	—	(702)	221	(4,271)	—	(4,752)
Acquisitions of businesses, net of cash acquired	—	(8,829)	(22,255)	(6,089)	—	(37,173)
Other	(210,066)	11,793	(50,206)	(3,934)	249,345	(3,068)
Net cash (used in) provided by investing activities	(210,066)	(26,693)	(124,083)	(24,725)	249,345	(136,222)
Cash flows from financing activities:						
Repayment of long-term debt	—	(170,961)	(27,587)	24,943	714	(172,891)
Stock options exercised	5,699	—	—	—	—	5,699
Dividends paid	(46,003)	—	—	—	—	(46,003)
Other	1,117	732	—	8,492	—	10,341
Net cash (used in) provided by financing activities	(39,187)	(170,229)	(27,587)	33,435	714	(202,854)
Net (decrease) increase in cash and cash equivalents	—	(5,848)	155	(3,848)	1,152	(8,389)
Cash and cash equivalents at beginning of period	—	22,440	5,011	13,177	—	40,628
Cash and cash equivalents at end of period	$ —	$ 16,592	$ 5,166	$ 9,329	$ 1,152	$ 32,239

Management's Report on Internal Control over Financial Reporting

To the Shareholders of Cintas Corporation:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the supervision of our President and Chief Executive Officer and our Chief Financial Officer, management assessed our internal control over financial reporting as of May 31, 2005. Management based its assessment on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed by our internal audit function.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2005, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

We reviewed the results of management's assessment with the Audit Committee of our Board of Directors. Additionally, our independent registered public accounting firm, Ernst & Young LLP, audited management's assessment and independently assessed the effectiveness of Cintas' internal control over financial reporting. Ernst & Young has issued an attestation report, which is included in this Annual Report.



Scott D. Farmer
President and Chief Executive Officer



William C Gale
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cintas Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls over Financial Reporting, that Cintas Corporation maintained effective internal control over financial reporting as of May 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cintas Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Cintas Corporation maintained effective internal control over financial reporting as of May 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cintas Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cintas Corporation as of May 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 2005 of Cintas Corporation, and our report dated July 22, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Cincinnati, Ohio
July 22, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cintas Corporation:

We have audited the accompanying consolidated balance sheets of Cintas Corporation as of May 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cintas Corporation at May 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cintas Corporation's internal control over financial reporting as of May 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 22, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Cincinnati, Ohio
July 22, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy

We are North America's leading provider of corporate identity uniforms through rental and sales programs, as well as a significant provider of related business services, including entrance mats, restroom products and services, first aid, safety and fire protection products and services, document management services and cleanroom services. Our services are designed to enhance our customers' images and to provide additional safety and protection in the workplace.

Our business strategy is to increase our market share of the uniform rental and sales business in North America through the sale of new uniform programs and to provide our customers with all of the products and services we offer. We will also continue to identify additional product and service opportunities for our current and future customers. Our long-term goal is to provide a product or service to every business in North America.

To pursue this strategy, we focus on the development of a highly talented and diverse team of employees (who we call partners) — a team that is properly trained and motivated to service our customers. We support our partners' service efforts by providing superior products with distinct competitive advantages, and we embrace technological advances.

Continuous cost containment and product and process innovation are considered hallmarks of our organization. In order to sustain these efforts, we have implemented a Six Sigma effort within Cintas. Six Sigma is an analytical process that assists companies in improving quality and customer satisfaction while reducing cycle time and operating costs. We are pleased with our progress in this endeavor and are optimistic about the improved efficiencies that this process will yield to Cintas.

We continue to leverage our size and core competencies to become a more valued business service provider to our current and future customers. We will also continue to supplement our internal growth with strategic acquisitions and the cultivation of new businesses.

Results of Operations

Fiscal 2005 marked the 36th consecutive year of uninterrupted growth in sales and profits for Cintas. In addition to achieving this milestone, Cintas experienced healthy improvements in profitability, cash flow and balance sheet strength.

Cintas classifies its businesses into two operating segments: Rentals and Other Services. The Rentals operating segment designs and manufactures corporate identity uniforms, which it rents to its customers. Other items, including entrance mats, shop towels and restroom supplies, are also rented or sold to its customers. The Other Services operating segment involves the design, manufacture and direct sale of uniforms to customers, as well as the sale of ancillary products and services. These ancillary products and services include first aid, safety and fire protection products and services, document management services and cleanroom supplies. These services are provided throughout the United States and Canada to businesses of all types — from small service and manufacturing companies to major corporations that employ thousands of people.

The following table sets forth certain consolidated statements of income data as a percentage of revenue by reporting segment and in total for the periods indicated:

	2005	2004	2003
Revenue:			
Rentals	77.1%	78.2%	78.2%
Other services	22.9%	21.8%	21.8%
Total revenue	100.0%	100.0%	100.0%
Cost of sales:			
Rentals	54.8%	55.5%	55.8%
Other services	66.3%	66.1%	67.3%
Total cost of sales	57.5%	57.8%	58.3%
Gross margin:			
Rentals	45.2%	44.5%	44.2%
Other services	33.7%	33.9%	32.7%
Total gross margin	42.5%	42.2%	41.7%
Selling and administrative expenses	26.4%	25.9%	25.9%
Interest income	–0.2%	–0.1%	–0.1%
Interest expense	0.8%	0.9%	1.2%
Write-off of loan receivable	—	0.1%	—
Income before income taxes	15.5%	15.4%	14.7%

As evidenced above, our revenue growth has been higher in Other Services versus Rentals during fiscal 2005, resulting in a moderate shift in the percentage of revenue between our reporting segments. This shift was mainly driven by the acquisitions of first aid, safety and fire protection businesses and document management businesses. Information related to acquisitions is discussed in Note 8 entitled Acquisitions of "Notes to Consolidated Financial Statements."

Fiscal 2005 Compared to Fiscal 2004

Fiscal 2005 total revenue was $3.1 billion, an increase of 9.0% over fiscal 2004. Internal growth improved throughout fiscal 2005 and was 6.3% for the year. As the economy continued to strengthen and employment rates improved, our internal growth rates improved. Internal growth by quarter is shown in the table below. Internal growth percentages have been adjusted for the appropriate number of workdays, by quarter and for the year, where applicable.

	Total Company Internal Growth
First Quarter Ending August 31, 2004	5.6%
Second Quarter Ending November 30, 2004	5.0%
Third Quarter Ending February 28, 2005	7.1%
Fourth Quarter Ending May 31, 2005	7.5%
For the Year Ending May 31, 2005	6.3%

Historically, increases in our internal growth rate have lagged an economic upturn as customers add individuals to existing rental or sales programs or enter into new rental or sales programs. Our internal growth continues to be generated mainly through the continued sale of uniform rental programs to new customers and the increased penetration of ancillary products to our existing customer base. The remaining growth in total revenue was generated predominantly through acquisitions of first aid, safety and fire protection service businesses and document management businesses. Information related to acquisitions is discussed in Note 8 entitled Acquisitions of "Notes to Consolidated Financial Statements."

Rentals operating segment revenues consist predominantly of revenues derived from the rental and/or sale of corporate identity uniforms, mats, shop towels, restroom supplies and other rental services. Revenue from the Rentals segment increased 7.4% over fiscal 2004. Internal revenue growth for the Rentals segment was 6.8% in fiscal 2005 compared to 4.2% in fiscal 2004. The 0.6% of remaining growth in fiscal 2005 resulted from the acquisition of rental volume.

The increase in Rentals revenue was primarily due to growth in the customer base as well as the continued penetration of ancillary products into our existing customer base. New business remained healthy as we experienced continued success in selling uniform rental programs to new customers. We also continued to expand our rental market, with over half of our new business being comprised of customers who were first time users of uniform rental programs. Rentals revenue growth was partially offset by lost business of approximately 7.0%.

Other Services operating segment revenues are predominantly derived from the design, manufacture and direct sale of uniforms to our customers and the sale of other direct sale products and services. Other direct sale products and services include cleanroom supplies, first aid, safety and fire protection products and services and document management services. Other Services revenue increased 14.9% over fiscal 2004, primarily due to acquisitions of first aid, safety and fire protection businesses and document management businesses.

Internal revenue growth in the Other Services segment was 4.4% for the year. This increase was mainly driven by the growth of the sale of first aid, safety and fire protection products and services and document management services. Growth in these areas continues to be through an increase in the customer base and through further penetration of additional products and services into our existing customer base.

Cost of rentals increased 6.0% over fiscal 2004. Cost of rentals consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms, mats, shop towels and other rental items. The cost increase over fiscal 2004 was primarily driven by the growth in Rentals segment revenues. Rising oil and fuel costs also contributed to this increase. Various cost containment initiatives implemented throughout the year provided a decrease in cost of rentals as a percent to Rentals revenue from 55.5% in fiscal 2004 to 54.8% in fiscal 2005.

Cost of other services increased 15.2% over fiscal 2004. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses. The increase over fiscal 2004 was due to the growth in Other Services revenue, derived through a combination of internal growth and acquisitions. Gross margin within this segment generally fluctuates between 30% to 35%, depending on the type of product or service sold. Products which require additional services generate higher gross margins. The gross margin for fiscal 2005 is 33.7%, which is in the upper portion of that general range, mainly due to a shift in the product mix.

Selling and administrative expenses increased 11.4% over fiscal 2004. Selling and administrative expenses increased mainly due to higher selling expenses. In order to accelerate revenue growth, we have increased our sales force, marketing plans and sales promotions. These measures combined to increase our selling costs by approximately $36 million over the prior fiscal year. The cost of providing medical benefits to our employees also increased approximately $15 million. The costs of providing medical benefits are anticipated to continue to rise.

Net interest expense decreased $5 million from the prior fiscal year. This decrease was primarily a result of increased interest income due to higher levels of cash and marketable securities throughout the entire year and an increase in the interest rate environment.

Pre-tax income was $477 million, a 10.4% increase over fiscal 2004. Pre-tax income from the Rentals segment increased 9.2% over the prior year due to higher rental revenue and various cost containment initiatives, which more than offset the increases in selling expenses and medical costs. Pre-tax income for the Other Services segment decreased 1.4% from the prior year mainly due to increased selling expenses and medical costs.

Cintas' effective tax rate was 37.0% for both fiscal 2005 and fiscal 2004 (see also Note 7 entitled Income Taxes of "Notes to Consolidated Financial Statements" and the Outlook section below).

Net income for fiscal 2005 of $301 million was a 10.4% increase over fiscal 2004 and diluted earnings per share of $1.74 was a 10.1% increase over fiscal 2004, both of which are consistent with the increases in pre-tax income. Return on average equity was approximately 15% in both fiscal 2005 and 2004. Return on average equity is computed as net income divided by the average of shareholders' equity.

Cash, cash equivalents and marketable securities increased by $55 million in fiscal 2005, or 21.7%, primarily due to increased revenues. Cash, cash equivalents and marketable securities will be used to finance future acquisitions, capital expenditures, expansion and possible stock repurchases. Marketable securities consist primarily of municipal bonds and federal government securities.

Accounts receivable increased $41 million due to increased revenues. Accounts receivable also increased due to a loan to an affiliated company. During the fourth quarter of fiscal 2005, the Board of Directors approved and Cintas provided a $10 million loan to an affiliated company with specific repayment terms over the next three years. This affiliated company manufactures a significant portion of Cintas' mats. A dividend of $5 million was subsequently received by Cintas from this affiliate in the first quarter of fiscal 2006.

Inventories increased $28 million mainly due to increased revenues. Other contributing factors include the continued increase in international sourcing of product, a current conversion of our comfort pant to a new fabric and style, and additional inventory requirements for our Uniform Book, a large catalog used for the direct sale of uniforms and accessories.

Net property and equipment increased by $32 million due to continued investment in rental facilities and equipment and real estate purchased in conjunction with the acquisitions of first aid, safety and fire protection and document management businesses. Capital expenditures exceeded depreciation expense by $21 million. During the year, Cintas completed construction of five new uniform rental facilities and has an additional three uniform rental facilities in various stages of construction to accommodate growth in rental operations.

Total debt decreased $12 million through repayment of certain debt, net of the change in fair market value of the debt (see Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements").

Fiscal 2004 Compared to Fiscal 2003

Fiscal 2004 total revenue was $2.8 billion, an increase of 4.7% over fiscal 2003. This growth was achieved despite the difficult economic environment that existed for much of the year. Internal growth for fiscal 2004, when adjusted for the additional workday in fiscal 2004 as compared to fiscal 2003, was 3.0%. Weakness in employment numbers through the first half of our fiscal year directly affected our business, mainly through reduced uniform wearers and usage of related products, and caused our internal growth rate to be lower than our stated objective. As employment numbers strengthened over the second half of the year, our internal growth rates improved. Internal growth by quarter is shown in the table below. Internal growth percentages have been adjusted for the appropriate number of workdays, by quarter and for the year, where applicable.

	Total Company Internal Growth
First Quarter Ending August 31, 2003	1.1%
Second Quarter Ending November 30, 2003	2.3%
Third Quarter Ending February 29, 2004	3.7%
Fourth Quarter Ending May 31, 2004	5.0%
For the Year Ending May 31, 2004	3.0%

Historically, increases in our internal growth rate have lagged an economic upturn as customers add individuals to existing rental or sales programs or enter into new rental or sales programs. Our internal growth continues to be generated mainly through the continued sale of uniform rental programs to new customers and the increased penetration of ancillary products to our existing customer base.

The remaining growth in total revenue was generated predominantly through acquisitions of first aid and safety service businesses and document management businesses. Information related to acquisitions is discussed in Note 8 entitled Acquisitions of "Notes to Consolidated Financial Statements."

Rentals operating segment revenues consist predominantly of revenues derived from the rental and/or sale of corporate identity uniforms, mats, shop towels, restroom supplies and other rental services. Revenue from the Rentals segment increased 4.3%, when adjusted for the extra workday that occurred in fiscal 2004 as compared to fiscal 2003. Internal revenue growth for the Rentals segment was 4.2%, adjusted for the additional workday. The amount of acquired rental volume was insignificant for the year ending May 31, 2004.

The increase in Rentals revenue was primarily due to growth in the customer base as well as the continued penetration of ancillary products into our existing customer base. New business remained healthy as we experienced continued success in selling uniform rental programs to new customers. We continue to expand our rental market, with over half of our new business being comprised of customers who were first time users of uniform rental programs. Rentals revenue growth was mitigated by lost business and reductions in existing business attributable to the sluggish economy, especially during the first half of the year.

Other Services operating segment revenues are predominantly derived from the design, manufacture and direct sale of uniforms to our customers and the sale of other direct sale products and services. Other direct sale products and services include cleanroom supplies, first aid and safety products and services and document management services. Other Services revenue increased 4.4%, when adjusted for the extra workday that occurred in fiscal 2004 as compared to fiscal 2003, primarily due to acquisitions of first aid and safety services and document management businesses.

Internal revenue in the Other Services segment, adjusted for the additional workday in fiscal 2004, decreased by 1.3% for the year. This decrease was mainly due to the continued difficulty experienced by our uniform direct sale customers in the hospitality and airline industries. Weakness in the hospitality sector and delayed purchases by large national account customers have continued to impact our direct sales effort. Partially offsetting this internal revenue decrease in uniform direct sale revenues were increased revenues from the sale of first aid products and services and document management services.

Cost of rentals increased 4.2% over fiscal 2003. Cost of rentals consists primarily of production expenses, delivery expenses and the amortization of in service inventory, including uniforms and other rental items. The cost increase over fiscal 2003 was primarily driven by the growth in Rentals segment revenues. An increase in fuel and energy costs and a rise in labor delivery costs also contributed to this increase. Further assimilation of operations obtained through the Omni acquisition and various cost containment initiatives implemented throughout the year mitigated the increased fuel, energy and delivery costs.

Cost of other services increased 2.8% over fiscal 2003. Cost of other services consists primarily of cost of goods sold (predominantly uniforms and first aid products), delivery expenses and distribution expenses. The increase over fiscal 2003 was due to the growth in Other Services revenue, derived predominantly through acquisitions. The increased volume afforded additional overhead coverage, thereby providing a decrease in cost of other services as a percent to Other Services revenue from 67.3% in fiscal 2003 to 66.1% in fiscal 2004. Sourcing and manufacturing efficiencies and other cost containment initiatives, including Six Sigma initiatives, implemented throughout the year supported this reduction in cost of other services as a percent to Other Services revenue.

Selling and administrative expenses increased 4.6% over fiscal 2003, primarily due to increased revenues. The continued rise in medical costs and increased legal expenses contributed to the increase.

Net interest expense decreased $6 million from the prior year. This decrease was primarily a result of lower debt outstanding. Total outstanding debt decreased $79 million from May 31, 2003, to May 31, 2004, as cash from operations was used to reduce debt which had been incurred predominantly during the acquisition of Omni in May 2002 (see the Liquidity and Capital Resources section below and Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements").

A write-off of a loan receivable from a garment manufacturer is included in net income as a pre-tax charge of $4.3 million. Due to developments concerning the supplier's viability to remain as a going concern, the collectibility of the receivable was doubtful. As such, the receivable was completely written off.

Pre-tax income was $432 million, a 9.2% increase over fiscal 2003. Pre-tax income from the Rentals segment increased 6.7% over the prior year due to higher rental revenue, increased efficiencies obtained from the assimilation of operations obtained from the Omni acquisition and various cost containment initiatives. Pre-tax income for the Other Services segment increased 19.6% from the prior year, due to increased sales volume, the continued leveraging of fixed costs and sourcing and cost containment initiatives.

Cintas' effective tax rate was 37.0% for both fiscal 2004 and fiscal 2003 (see also Note 7 entitled Income Taxes of "Notes to Consolidated Financial Statements").

Net income for fiscal 2004 of $272 million was a 9.2% increase over fiscal 2003 and diluted earnings per share of $1.58 was a 9.0% increase over fiscal 2003. Return on average equity was 15.4% in fiscal 2004 and 16.2% in fiscal 2003. Return on average equity is computed as net income divided by the average of shareholders' equity.

Cash, cash equivalents and marketable securities increased by $197 million in fiscal 2004, or 341.1%, primarily due to increased revenues, a reduction in inventory levels and, to a lesser extent, a reduction in uniform and other rental items in service levels. Cash, cash equivalents and marketable securities will be used to finance future acquisitions, capital expenditures and expansion. Marketable securities consist primarily of municipal bonds and federal government securities.

Accounts receivable increased $7 million due to increased revenues. Aggressive collection efforts provided for a lower sequential increase in accounts receivable as compared to total revenue growth.

Inventories decreased $43 million due to improved processes and management systems, including cycle time reductions and other process improvements initiated primarily through our Six Sigma process. The completion of the Omni product line consolidation also contributed to this decrease in inventory levels.

Net property and equipment increased by $8 million due to real estate purchased in conjunction with the acquisitions of first aid and safety services and document management businesses. Depreciation expense exceeded capital expenditures by $4 million as Cintas continued to consolidate operations obtained from the Omni acquisition in May of 2002. In addition, due to excess plant capacity and a sluggish economy, Cintas slowed the pace of new plant construction. During the year, Cintas completed construction of four new uniform rental facilities and has an additional eight uniform rental facilities in various stages of construction to accommodate growth in rental operations.

Total debt decreased $79 million through repayment of certain debt related to the purchase of Omni, net of the change in fair market value of the debt (see Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements"). This significant debt reduction was possible due to strong cash flows being generated by operations.

Liquidity and Capital Resources

At May 31, 2005, Cintas had $309 million in cash, cash equivalents and marketable securities, representing an increase of $55 million from May 31, 2004. This increase is primarily due to increased net income. Cash generated from operations was $414 million in fiscal 2005 as compared to $510 million generated in fiscal 2004. This $96 million decrease was primarily due to increased accounts receivable and inventory levels. Significant uses of cash in fiscal 2005 were capital expenditures of $141 million, acquisitions of $109 million (net of cash acquired), common stock repurchases of $58 million and dividends of $55 million.

Cintas' investment policy pertaining to marketable securities is conservative. Preservation of principal, while earning an attractive yield, is the criteria used in making investment decisions.

Working capital increased $102 million to $810 million in fiscal 2005. This increase is primarily the result of increased cash and marketable securities and accounts receivable.

Capital expenditures for fiscal 2005 totaled $141 million, including $118 million for the Rentals segment and $23 million for Other Services. Cintas continues to reinvest in land, buildings and equipment in an effort to expand capacity for future growth. Cintas anticipates that capital expenditures for fiscal 2006 will be between $150 and $170 million.

On May 13, 2002, Cintas completed the acquisition of Omni Services, Inc. This acquisition, coupled with smaller acquisitions in both the Rentals and Other Services segments, was financed with a combination of cash, long-term notes and commercial paper. As a result of this additional debt, the total debt to total capitalization ratio was 33.6% at May 31, 2002. Significant debt repayments have occurred since that time, including $11 million in fiscal 2005 and $69 million in fiscal 2004. The total debt to total capitalization ratio has decreased to 18.3% at May 31, 2005.

The long-term notes total $500 million and consist of $225 million with five-year maturities at a rate of 5.125% and $225 million with ten-year maturities at a rate of 6.0%. Cintas has earned credit ratings on these notes of "A" from Standard & Poor's and "A2" from Moody's. Cintas also utilizes a $300 million commercial paper program, on which it has earned credit ratings of "A-1" from Standard & Poor's and "Prime-1" from Moody's. According to Standard & Poor's and Moody's, these ratings reflect Cintas' commitment to conservative financial policies, strong financial management and a disciplined integration strategy for acquisitions. The commercial paper program is fully supported by a long-term credit facility that matures in 2009. As of May 31, 2005, there is no commercial paper outstanding. Subsequent to May 31, 2005, Cintas borrowed $64 million under the $300 million commercial paper program for short-term cash requirements. This financing decision was made in order to allow certain marketable securities to reach maturity rather than Cintas incurring a penalty for early redemption.

During the year, Cintas paid dividends of $55 million, or $0.32 per share. On a per share basis, this dividend is an increase of 10.3% over the dividend paid in fiscal 2004. This marks the 22nd consecutive year that Cintas has increased its annual dividend since going public in 1983.

On May 2, 2005, Cintas announced that the Board of Directors authorized a $500 million stock repurchase program at market prices. During fiscal 2005, Cintas purchased approximately 1.5 million shares of Cintas stock at an average price of $39.62 per share, for a total purchase price of approximately $58 million. Due to the stock being purchased late in fiscal 2005, the amount of purchased shares did not change fiscal 2005 earnings per share. Subsequent to May 31, 2005, Cintas purchased approximately 2.4 million additional shares of Cintas stock at an average price of $39.08 per share for a total purchase price of approximately $96 million. As such, from the inception of the stock repurchase program through July 22, 2005, Cintas has purchased approximately 3.9 million shares of Cintas stock at an average price of $39.27 per share for a total purchase price of approximately $154 million. The Board did not specify an expiration date for this program.

Following is information regarding Cintas' long-term contractual obligations and other commitments outstanding as of May 31, 2005:

Long-Term Contractual Obligations

(In thousands)	Payments Due by Period				
	Total	One year or less	Two to three years	Four to five years	After five years
Long-term debt [1]	$469,668	$ 6,731	$232,033	$ 872	$230,032
Capital lease obligations [2]	2,923	569	1,213	661	480
Operating leases [3]	61,814	18,572	25,819	10,863	6,560
Interest payments [4]	125,345	26,225	43,147	27,708	28,265
Interest swap agreements [5]	(1,719)	(101)	(1,618)	—	—
Unconditional purchase obligations	—	—	—	—	—
Total contractual cash obligations	$658,031	$51,996	$300,594	$40,104	$265,337

Cintas also makes payments to defined contribution plans. The amounts of contributions made to the plans are made at the discretion of Cintas. Future contributions are expected to increase 15% annually. Assuming this 15% increase, payments due in one year or less would be $29,397, two to three years would be $72,685 and four to five years would be $96,126. Payments for years thereafter are expected to continue increasing by 15% each year.

[1] Long-term debt primarily consists of $450,000 in long-term notes related to the Omni acquisition. Reference Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements" for a detailed discussion of long-term debt.

[2] Capital lease obligations are included in long-term debt detailed in Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements."

[3] Operating leases consist primarily of building leases and synthetic leases on two corporate jets.

[4] Interest payments include interest on both fixed and variable rate debt. Rates have been assumed to increase 100 basis points for fiscal 2006, an additional 50 basis points in fiscal 2007 and then remain constant in future years.

[5] Reference Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements" for a detailed discussion of interest swap agreements.

Other Commitments

(In thousands)	Amount of Commitment Expiration Per Period				
	Total	One year or less	Two to three years	Four to five years	After five years
Lines of credit [1]	$300,000	$ —	$ —	$300,000	$ —
Standby letters of credit [2]	43,662	43,662	—	—	—
Guarantees	—	—	—	—	—
Standby repurchase obligations	—	—	—	—	—
Other commercial commitments	—	—	—	—	—
Total commercial commitments	$343,662	$43,662	$ —	$300,000	$ —

[1] Back-up facility for the commercial paper program (reference Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements" for further discussion).

[2] Support certain outstanding debt (reference Note 5 entitled Long-Term Debt of "Notes to Consolidated Financial Statements"), self-insured workers' compensation and general liability insurance programs.

Cintas has no off-balance sheet arrangements other than the synthetic leases on two corporate jets. The synthetic leases on the aircraft do not currently have, and are not reasonably likely to have, a current or future material effect on Cintas' financial condition, changes in Cintas' financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosure About Market Risk

Cintas manages interest rate risk by using a combination of variable and fixed rate debt, marketable securities and interest rate swap agreements. Earnings are affected by changes in short-term interest rates due to the use of variable rate notes and revolving credit facilities amounting to approximately $230 million, with an average interest rate of 4.6%. This exposure is limited by the purchase of marketable securities and interest rate swap agreements as a hedge against variability in short-term rates. If short-term rates change by one-half percent (or 50 basis points), Cintas' income before taxes would change by approximately $1 million. This estimated exposure considers the mitigating effects of marketable securities and swap agreements on the change in the cost of variable rate debt. This analysis does not consider the effects of a change in economic activity or a change in Cintas' capital structure.

Through its foreign operations, Cintas is exposed to foreign currency risk. Foreign currency exposures arise from transactions denominated in a currency other than the functional currency and from foreign denominated revenue and profit translated into U.S. dollars. The primary foreign currency to which Cintas is exposed is the Canadian dollar. Cintas does not currently use forward exchange contracts to limit potential losses in earnings or cash flows from foreign currency exchange rate movements.

Inflation and Changing Prices

Changes in wages, benefits and oil and fuel costs have the potential to materially impact Cintas' financial results. Medical benefits and oil and fuel costs, in particular, continue to rise. Medical benefit costs have increased due to a combination of rising healthcare costs and an increase in the number of covered participants. Medical benefits were 3.1% of total revenues in fiscal 2005 and 2.9% of total revenues in fiscal 2004. Oil and fuel costs were 2.8% of total revenues in fiscal 2005 and 2.5% of total revenues in fiscal 2004.

Management believes inflation has not had a material impact on Cintas' financial condition or a negative impact on operations.

Litigation and Other Contingencies

Cintas is subject to legal proceedings and claims arising from the ordinary course of its business, including personal injury, customer contract, environmental and employment claims. In the opinion of management, the aggregate liability, if any, with respect to such ordinary course of business actions, will not have a material adverse effect on the financial position or results of operations of Cintas. Cintas is party to additional litigation not considered in the ordinary course of business, including the litigation discussed below.

Cintas is a defendant in a purported class action lawsuit, *Paul Veliz, et al., v. Cintas Corporation*, filed on March 19, 2003, in the United States District Court, Northern District of California, Oakland Division, alleging that Cintas violated certain federal and state wage and hour laws applicable to its service sales representatives, whom Cintas considers exempt employees, and asserting additional related ERISA claims. The plaintiffs are seeking unspecified monetary damages, injunctive relief or both. Cintas denies these claims and is defending the plaintiffs' allegations. The court ordered arbitration for all potential plaintiffs except for those that fall into one of four narrowly defined exceptions. As a result, Cintas believes that a majority of the potential plaintiffs will be required to arbitrate their claims. No determination has been made by the court or an arbitrator regarding class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. If a court or arbitrator certifies a class in this action and there is an adverse verdict on the merits, or in the event of a negotiated settlement of the action, the resulting liability and/or any increased costs of operations on an ongoing basis could be material to Cintas. Any estimated liability relating to this lawsuit is not determinable at this time.

Cintas is also a defendant in a purported class action lawsuit, *Robert Ramirez, et al., v. Cintas Corporation*, filed on January 20, 2004, and pending in the United States District Court, Northern District of California, San Francisco Division. The case was brought on behalf of all past and present female, African-American and Hispanic employees of Cintas and its subsidiaries. The complaint alleges that Cintas has engaged in a pattern and practice of discriminating against women and minorities in recruitment, hiring, promotions, transfers, job assignments and pay. The complaint seeks injunctive relief, compensatory damages, punitive damages and attorney's fees, among other things. Cintas denies these claims and is defending the plaintiffs' allegations. The court ordered arbitration as to three of the ten named plaintiffs. On April 27, 2005, the United States Equal Employment Opportunity Commission (EEOC) filed a motion to intervene in order to participate in this lawsuit. No filings or determination has been made in regard to the lawsuit as to class certification. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such class. Several related proceedings with similar allegations and seeking similar relief damages and fees are pending, including an EEOC charge filed on April 17, 2000, by Mirna Serrano with the EEOC Detroit District office on behalf of female service sales representative job applicants at all Cintas locations in Michigan, a class action lawsuit, *Mirna E. Serrano, et al., v. Cintas Corporation*, filed on May 10, 2004, in the United States District Court for the Eastern District of Michigan, Southern Division on behalf of the same female service sales representative job applicants in the EEOC charge and an administrative action filed on December 15, 2004, by James Morgan with the EEOC Washington, D.C. office and the California Department of Fair Employment and Housing alleging racial discrimination in compensation and training opportunities. In addition, a class action lawsuit, *Larry Houston, et al., v. Cintas Corporation*, was filed on August 3, 2005, in the United States District Court for the Northern District of California on behalf of African-American managers alleging racial discrimination. If there is an adverse verdict or a negotiated settlement of these actions, the resulting liability and/or any increased costs of operations on an ongoing basis could be material to Cintas. Any estimated liability relating to these proceedings is not determinable at this time.

Several other similar administrative proceedings are pending including: (i) two charges filed on November 30, 2004, by an EEOC Commissioner with the EEOC Systemic Litigation Unit alleging failure to hire and assign females to production job positions, and failing to hire females, African-Americans and Hispanics into the Management Trainee program, (ii) a charge filed on January 24, 2005, by Jennifer Fargo on behalf of herself and a similarly situated class with the Augusta Human Relations Commission and the EEOC Detroit District office alleging gender and equal pay discrimination against female sales representatives and sales associates, (iii) a charge filed on March 23, 2005, by Clifton Cooper on behalf of himself and a similarly situated class with the EEOC Systemic Litigation Unit alleging discriminatory pay and treatment due to race, (iv) a charge filed on March 28, 2005, by Lorelei Reynolds on behalf of herself and a similarly situated class with the EEOC Birmingham District alleging discriminatory pay and treatment due to race and gender, (v) a charge filed on April 25, 2005, by Melissa Schulz on behalf of herself and a similarly situated class with the EEOC Systemic Litigation Unit and the Oregon Bureau of Labor and Industries, Civil Rights Division alleging discriminatory pay and treatment due to race and gender, (vi) a charge filed on May 6, 2005, by Anthony Jones on behalf of himself and a similarly situated class with the EEOC Systemic Litigation Unit alleging discriminatory pay and treatment due to race and (vii) a charge filed on June 10, 2005, by Mattie Cooper on behalf of herself and a similarly situated class with the EEOC Systemic Litigation Unit alleging discriminatory pay and treatment due to race and gender. The investigations of these allegations are pending and no determinations have been made.

Cintas is also a defendant in a lawsuit, *J. Lester Alexander, III vs. Cintas Corp., et al.*, which was originally filed on October 25, 2004, and is currently pending in the United States Bankruptcy Court for the Middle District of Alabama, Eastern Division. The case was brought by J. Lester Alexander, III, the Chapter 7 Trustee (the "Trustee") of Terry Manufacturing Company, Inc. ("TMC") and Terry Uniform Company, LLC ("TUC"), against Cintas in Randolph County, Alabama. The Trustee seeks damages against Cintas for allegedly breaching fiduciary duties to TMC and TUC and for allegedly aiding and abetting breaches of fiduciary duties by others to those entities. The complaint also includes allegations that Cintas breached certain limited liability company agreements, or alternatively, misrepresented their intention to perform their obligations in those agreements and acted as alter egos of the bankrupt TMC and are therefore liable for all of TMC's debts. The Trustee is seeking $50 million in compensatory damages and $100 million in punitive damages. Cintas denies these claims and is vigorously defending itself against all claims in the complaint. If there is an adverse verdict on the merits or in the event of a negotiated settlement of this lawsuit, the resulting liability could be material to Cintas. Any estimated liability relating to this lawsuit is not determinable at this time.

During fiscal 2001, the State of Connecticut filed suit against Cintas in the Superior Court District of Hartford alleging various violations of state environmental laws and alleging that Cintas violated certain wastewater discharge and hazardous waste violations. While this proceeding is not considered material to the business or financial condition of the registrant, management reasonably believes that the proceedings will result in monetary sanctions in excess of $100 thousand. A reserve has been established for the estimated liability related to these allegations.

The litigation discussed above, if decided adversely to or settled by Cintas, may, individually or in the aggregate, result in liability material to Cintas' financial condition or results of operations. Cintas may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements if it believes such settlement is in the best interests of Cintas' shareholders.

Cintas is subject to various environmental laws and regulations, as are other companies in the industry. While environmental compliance is not a material component of our costs, Cintas must incur capital expenditures and associated operating costs, primarily for water treatment and waste removal, on a regular basis. Environmental spending related to water treatment and waste removal was approximately $14 million in fiscal 2005 and approximately $12 million in fiscal 2004. Capital expenditures to limit or monitor hazardous substances were $4 million in fiscal 2005 and $3 million in fiscal 2004. These expenditures were primarily related to the purchase of water treatment systems, which are depreciated over a useful life of ten years. Cintas does not expect a material change in the cost of environmental compliance on a percent to sale basis and is not aware of any material non-compliance with environmental laws.

New Accounting Standards

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), *Share-Based Payment*, (Statement 123R), which is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation*. Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for public entities (excluding small business issuers) no later than the beginning of the first fiscal year beginning after June 15, 2005. Cintas will adopt this Statement no later than the first quarter of fiscal 2007. Cintas is in the process of determining the impact that the adoption of this Statement will have on its financial position and results of operations.

Critical Accounting Policies

The preparation of Cintas' consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that have a significant effect on the amounts reported in the financial statements and accompanying notes. These critical accounting policies should be read in conjunction with Note 1 entitled Significant Accounting Policies of "Notes to Consolidated Financial Statements." Significant changes, estimates or assumptions related to any of the following critical accounting policies could possibly have a material impact on the financial statements.

Revenue recognition

Rental revenue is recognized when services are performed and other services revenue is recognized either when services are performed or when products are shipped and the title and risks of ownership pass to the customer. Cintas establishes an allowance for uncollectible accounts. This allowance is an estimate based on historical rates of collectibility. An uncollectible accounts provision is recorded for overdue amounts, beginning with a nominal percentage and increasing substantially as the account ages. The amount provided as the account ages will differ slightly between the Rentals and Other Services segments, because of differences in customers served and the nature of each business segment.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or market. Substantially all inventories represent finished goods. Cintas applies a commonly accepted practice of using inventory turns to apply variances between actual to standard costs to the inventory balances. The judgments and estimates used to calculate inventory turns will have an impact on the valuation of inventory at the lower of cost or market. Inventory obsolescence is determined by specific identification, as well as an estimate based on historical rates of obsolescence.

Uniforms and other rental items in service

Uniforms and other rental items in service are valued at cost less amortization, calculated using the straight-line method. Uniforms in service (other than cleanroom and flame resistant garments) are amortized over their useful life of eighteen months. Other rental items including shop towels, mats, cleanroom garments, flame resistant garments, linens and restroom dispensers are amortized over their useful lives of eight to forty-eight months. The amortization rates used are based on industry experience, Cintas' experience and wear tests performed by Cintas. These factors are critical to determining the amount of in service inventory that is presented in the financial statements.

Property and equipment

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which is typically thirty to forty years for buildings, five to twenty years for building improvements, three to ten years for equipment and two to five years for leasehold improvements. When events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the estimated future cash flows (undiscounted) are compared to the carrying amount of the assets. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined by discounted cash flows or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the carrying amount or the fair value, less estimated costs related to disposition.

Goodwill and impairment

Goodwill, primarily obtained through acquisitions of businesses, is valued at cost less any impairment. Cintas performs annual impairment tests by segment. These tests include comparisons to current market values, where available, and discounted cash flow analyses. Significant assumptions include growth rates based on historical trends and margin improvement leveraged from such growth. Based on the results of the impairment tests, Cintas has not recognized an impairment of goodwill for the years ended May 31, 2005, 2004 or 2003.

Service contracts and other assets

Service contracts and other assets, which consist primarily of noncompete and consulting agreements obtained through acquisitions of businesses, are amortized by use of the straight-line method over the estimated lives of the agreements, which are generally five to ten years. Certain noncompete agreements, as well as all service contracts, require that a valuation be determined using a discounted cash flow model. The assumptions and judgments used in these models involve estimates of cash flows and discount rates, among other factors. Because of the assumptions used to value these intangible assets, actual results over time could vary from original estimates. Impairment of service contracts and other assets is through specific identification. No impairment has been recognized by Cintas for the years ended May 31, 2005, 2004 or 2003.

Environmental matters and related litigation

Cintas is subject to legal proceedings and claims related to environmental matters arising from the ordinary course of business. U.S. generally accepted accounting principles require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. Cintas regularly consults with attorneys to ensure that all of the relevant facts and circumstances are considered before a contingent liability is recorded. While a significant change in assumptions and judgments could have a material impact on the amounts recorded for contingent liabilities, Cintas does not believe that they will result in a material adverse effect on the financial statements.

A detailed discussion of litigation matters is discussed above in the section entitled Litigation and Other Contingencies.

Income taxes

Deferred tax assets and liabilities are determined by the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Please reference Note 7 entitled Income Taxes of "Notes to Consolidated Financial Statements" for the types of items that give rise to significant deferred income tax assets and liabilities. Deferred income taxes are classified as assets or liabilities based on the classification of the related asset or liability for financial reporting purposes. Deferred income taxes that are not related to an asset or liability for financial reporting are classified according to the expected reversal date. Cintas regularly reviews deferred tax assets for recoverability based upon projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, Cintas has not established a valuation allowance against the deferred tax assets.

Cintas is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, Cintas records reserves for probable exposures. Based on Cintas' evaluation of current tax positions, Cintas believes it has appropriately accrued for probable exposures.

Outlook

As we look forward to fiscal 2006, our outlook remains positive, but guarded. As the economy has strengthened and employment rates have improved, our internal growth rates have also continued to improve. Based on our marketing data, we have a relatively low 7% market share of a $42.5 billion estimated potential market. As such, we see upside potential for all of our business units. Although difficult to predict, we anticipate continued growth in all of our business units. Overall performance will be largely driven by external market conditions.

In the marketplace, competition and related pricing pressure will continue; however, we believe cost containment initiatives, technological advances and continued leverage of our infrastructure will soften or offset any impact.

When appropriate opportunities arise, we will supplement our internal growth with strategic acquisitions.

Like most other companies, we experienced, and anticipate continuing to experience, increased costs for wages and benefits, including medical benefits. Changes in oil and fuel costs and changes in federal and state tax laws also have the potential to impact our results.

Cintas continues to be the target of a corporate unionization campaign by UNITE HERE and the Teamsters unions. These unions are attempting to pressure Cintas into surrendering our employees' rights to a government-supervised election and unilaterally accept union representation. This is unacceptable. Cintas' philosophy in regard to unions is straightforward: We believe that employees have the right to say yes to union representation and the freedom to say no. This campaign could be materially disruptive to our business and could materially adversely affect results of operations. We will continue to vigorously oppose this campaign and to defend our employees' rights.

We believe that the high level of customer service provided by our partners and supported by our infrastructure, quality products, financial resources and corporate culture will provide for continued business success. However, a number of factors influence future revenue, margins and profit which make forecasting difficult.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Forward-looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may" and "will" or the negative versions thereof and similar expressions and by the context in which they are used. Such statements are based upon current expectations of Cintas and speak only as of the date made. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ from those set forth in or implied by this Annual Report. Factors that might cause such a difference include, but are not limited to, the possibility of greater than anticipated operating costs, lower sales volumes, the performance and costs of integration of acquisitions, fluctuations in costs of materials and labor including increased medical costs, costs and possible effects of union organizing activities, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, the cost, results and timely completion of assessment and remediation of internal controls for financial reporting required by the Sarbanes-Oxley Act of 2002, the initiation or outcome of litigation, higher assumed sourcing or distribution costs of products, changes in federal and state tax laws and the reactions of competitors in terms of price and service. Cintas undertakes no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date on which they are made.

Directors and Officers

Board of Directors

Paul R. Carter
Retired Executive Vice President of Wal-Mart and President of Wal-Mart Realty Division

Gerald V. Dirvin
Retired Executive Vice President and Director of the Procter & Gamble Company

Richard T. Farmer
Chairman of the Board of the Corporation

Scott D. Farmer
President and Chief Executive Officer of the Corporation

Robert J. Herbold
Retired Executive Vice President and Chief Operating Officer of Microsoft Corporation

Joyce Hergenhan
Retired Vice President of the General Electric Company and President of the GE Foundation

Roger L. Howe
Retired Chairman of the Board of U.S. Precision Lens, Inc.

Robert J. Kohlhepp
Vice Chairman of the Board of the Corporation

David C. Phillips
Co-Founder Cincinnati Works, Inc.

Corporate Officers

Karen L. Carnahan
Vice President and Treasurer

Richard T. Farmer
Chairman of the Board

Scott D. Farmer
President and Chief Executive Officer

Thomas E. Frooman
Vice President and Secretary, General Counsel

William C. Gale
Senior Vice President and Chief Financial Officer

Robert J. Kohlhepp
Vice Chairman of the Board

Operating and Staff Officers

David B. Armbrester
Vice President
Great Lakes Rental Group

Jonathan B. Baker
Vice President
EastCentral Rental Group

Darrell A. Boff
Vice President
MidWest Rental Group

Daniel P. Braun
Vice President
MidSouth Rental Group

Jay T. Bruscato
Vice President
Marketing & Merchandising

James J. Case
Vice President
SouthWest Rental Group

William L. Cronin
President and
Chief Operating Officer
National Account Sales Division

Doyle W. Denny
Vice President
Central Pacific Rental Group

Gregory J. Eling
Vice President
Central Rental Group

Gregory A. Emrick
Vice President
Western Rental Group

Robin H. Everhart
Vice President
Corporate Compliance

Larry L. Fultz
Vice President
Human Resources

Michael P. Gaburo
Vice President
Corporate Development

J. Todd Gregory
Vice President
SouthCentral Rental Group

John D. Hart
Vice President
Northern Rental Group

Laura J. Hendricks
Vice President
Distribution & Production Planning

J. Phillip Holloman
Vice President
Six Sigma Initiatives

Timothy L. Jones
Vice President
MidAtlantic Rental Group

William C. Langtim
Vice President
NorthCentral Rental Group

Glenn W. Larsen
Vice President
Logistics & Manufacturing

Pamela J. Lowe
Vice President
Corporate Communications

J. Bradley McNeese
Vice President
Central Plains Rental Group

John W. Milligan
President and
Chief Operating Officer
Rental Division

Robert W. Mitchell, Jr.
Vice President
First Aid & Safety Division

John E. Myers
Vice President
Business Strategy

David J. Perun
Vice President
NorthWest Rental Group

David Pollak, Jr.
President and
Chief Operating Officer
First Aid & Safety Division

Rodger V. Reed
Vice President
Garment Business Strategy

Todd M. Schneider
Vice President
Document Management Division

Richard B. Surdykowski, Jr.
Vice President
SouthEast Rental Group

G. Thomas Thornley
Vice President
Chief Information Officer

Michael A. Womack
Vice President and
Deputy General Counsel
Labor and Employment

Notice Regarding Distribution of Cintas Annual Reports

Cintas Corporation's annual reports are available online at www.cintas.com and at www.sec.gov. To eliminate excess printing costs and further safeguard shareholder value, effective in fiscal 2006, the only shareholders who will receive paper copies of the report will be those who receive them from their brokers or Computershare.

If you do not receive an annual report through a broker or Computershare, and would like to continue receiving a hard copy of Cintas Corporation's annual report, please complete the reply card below and return it to us. Alternately, you may e-mail us at girtyj@cintas.com to inform us of your wish. Please provide the contact information listed below.

We urge you to help us lower costs by using more efficient electronic means to access our financial information.

Thank you.

☐ I wish to continue to receive a hard copy of Cintas Corporation's annual report. *(Please print clearly)*

Name ____________________________________

Address __________________________________

City _____________________________________

State _________________ Zip _____________

Notice Regarding Distribution of Cintas Annual Reports

(See Reverse Side)

PLACE
STAMP
HERE

Cintas Corporation
Attention: Judy Girty, Investor Relations Dept.
6800 Cintas Blvd.
P.O. Box 625737
Cincinnati, OH 45262-5737

Shareholder Information

Executive Offices
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

Auditors
Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Market for Registrant's Common Stock
Cintas Corporation Common Stock is traded on the Nasdaq National Market System. The symbol is CTAS.

Registrar and Transfer Agent
Computershare Investor Services LLC
2 North LaSalle Street
Chicago, Illinois 60602
(312) 588-4990
(888) 294-8217

Annual Meeting
October 18, 2005
Cintas Corporation
Corporate Headquarters
6800 Cintas Boulevard
Cincinnati, Ohio 45262-5737
10:00 a.m.

10-K Report
A copy of the Form 10-K annual report filed with the Securities and Exchange Commission for the year ended May 31, 2005, is available at no charge to shareholders. Direct requests in writing for this report or other information to:

William C. Gale
Senior Vice President & Chief Financial Officer
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737
(513) 459-1200

Company Information
For financial information regarding Cintas Corporation, please visit our Web site at www.cintas.com. Additional financial information is available at www.nasdaq.com.

Security Holder Information
At May 31, 2005, there were approximately 2,000 shareholders of record of Cintas' Common Stock. Cintas believes that this represents approximately 65,000 beneficial owners.

The following table shows the high and low closing prices by quarter during the last 2 fiscal years.

Fiscal 2005

Quarter ended	High	Low
May 2005	$44.55	$37.89
February 2005	46.87	41.77
November 2004	45.91	40.38
August 2004	48.06	39.51

Fiscal 2004

Quarter ended	High	Low
May 2004	$47.92	$40.20
February 2004	50.68	42.21
November 2003	47.59	36.80
August 2003	41.87	34.55



Sharon Arengo Leonard Smith Karen Carnahan Mauricio Munoz Sue Brown Dick Farmer Adela Stafford Neal Redman Everlyn White Fatima Diebate Christine



Eva Liang Susan Towns Gerald Lancaster Mike Womack Robin Everhart Scott Farmer Pam Lowe Rick Barker Cheryl Johnson Tiffany Miller Bill Gale



Tom Frooman Tony Steele Tram Tran Phillip Holloman Marie Seng Bob Kohlhepp Aurora Abellera Alioune Diagne Jim Kohlhepp Kim Johnson John Milligan

CINTAS CORPORATION

6800 Cintas Boulevard
Cincinnati, OH 45262-5737
513.459.1200



CINTAS®
THE SERVICE PROFESSIONALS